
EMBASSY SUITES.

WELCOME.

Hilton Hotels Corporation 2001





On the cover

Hilton's 2,001st hotel property, the 455-suite Embassy Suites Hotel Chicago-Downtown Lakefront, opened in September 2001.

it's great to see YOU.

In a world of choices, customers, investors, employees and business partners look for standout companies. In the lodging hospitality business, a standout company can be defined as one that features great brand names, owns great and irreplaceable hotels, has the best people delivering quality service and has a strong financial profile.

These are the hallmarks of Hilton Hotels Corporation. The best group of brand names in the business: Hampton Inn, Embassy Suites Hotels, Hilton Garden Inn, Homewood Suites by Hilton, Doubletree, Hilton Grand Vacations, Conrad hotels and the flagship Hilton brand. Some of the world's greatest hotel properties, including the Waldorf=Astoria, Hilton Hawaiian Village Beach Resort & Spa, Hilton Chicago, Hilton New Orleans Riverside and others. A team of people unmatched in the industry for experience, talent and dedication. And the financial strength and flexibility to maintain and strengthen our industry leadership position.

In this year's annual report we celebrate these attributes which, when taken together, comprise the standout company that is Hilton Hotels Corporation.



1


Homewood

2


Hilton

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4



5

2001 YEAR in review

JANUARY Company completes sale of 52 operating leases and four management contracts to RFS Hotel Investors, Inc.

264-unit Hilton Grand Vacations Club opens at Hilton Hawaiian Village Beach Resort & Spa in Honolulu.

FEBRUARY Sale of $300 million 10-year Senior Unsecured Notes completed.

MARCH Hilton signs long-term agreement to manage a new 1,200-room convention center hotel, Hilton Houston-Americas. Currently under construction, the property is scheduled to open in 2003.[1]

Company awarded Energy Star Award in the Hospitality category from the Environmental Protection Agency for its long-term commitment to energy management.

APRIL 100th Homewood Suites by Hilton opens in Washington, D.C.[2]

MAY 100th Hilton Garden Inn opens in Orlando, Florida.[3]

Company completes sale of $400 million 7-year senior unsecured notes.

JUNE The Waldorf Towers in New York City named first Conrad hotel in North America.

Hilton named 12th "Best Company for Minorities in America" by *Fortune* magazine, a 29-place gain over previous year.

Company signs long-term agreement to manage a new 800-room convention center hotel in downtown Austin, Texas. Property is scheduled to open in early 2004.[4]

JULY Hampton announces industry's first mid-scale, 50 - 60-room prototype property designed specifically for tertiary and rural markets.

AUGUST Company completes the sale of $100 million 8-year bonds in Chilean pesos, the first U.S. corporation to issue bonds in this currency; also issues $200 million of 30-year Quarterly Interest Bonds.

SEPTEMBER Homewood Suites by Hilton, Embassy Suites Hotels and Hampton Inn ranked highest in guest satisfaction by J.D. Power & Associates.[5]

Company's 2,001st hotel property, the Embassy Suites Hotel Chicago Downtown-Lakefront, opens.

OCTOBER Hilton and CNL Hospitality Corp. complete partnership to own four hotel properties—Hilton Miami Airport; Embassy Suites Hotel Portland; Hilton Costa Mesa; and Hilton Suites in Auburn Hills, Michigan. Hilton continues to operate the four hotels under long-term management agreements.

DECEMBER Hilton sells Red Lion Hotels, Inc. for approximately $51 million.

Year-end fixed/floating debt ratio stands at 72/28, achieving company's goal.

FINANCIAL summary

(in millions, except per share amounts)	2000	2001	Percent Change
Revenue	$3,451	3,050	(12)%
EBITDA[1]	1,271	1,072	(16)
Operating income	830	632	(24)
Net income	272	166	(39)
Net income per share—diluted	.73	.45	(38)
Cash earnings per share[2]	1.32	1.03	(22)

[1] *Earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items.*

[2] *Net income, adjusted for the effect of dilutive convertible securities, plus depreciation and amortization less maintenance capital expenditures, divided by diluted shares outstanding.*


Revenue
(in millions)
$ 3,500
3,000
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01
$
1,475
1,769
2,150
3,451
3,050


EBITDA
(in millions)
$ 1,400
1,200
1,000
800
600
400
200
0
97
98
99
00
01
$
497
596
695
1,271
1,072


RevPAR
(comparable domestic
Hilton brand owned hotels)
$ 140
120
100
80
60
40
20
0
97
98
99
00
01
$
117
123
126
138
119

dear fellow SHAREHOLDERS

During the crisis period, we committed to keeping our people working and maintaining our capital spending programs, while actively signing new franchise agreements, continuing the cost-savings programs begun early in 2001 and further reducing debt.

Annual reports, by their strictest definition, typically review the events of the year just completed. The forces that combined to make 2001 a tumultuous year have been well documented, and we'll recount them a bit later in this letter. It is far more pertinent however—as we write to you three months into 2002—that we look at where your company is today, and where it is headed.

You will remember that after the events of September 11 we established a philosophy of "managing for recovery." This involved running our company with the belief that after a short period of significant business interruption, 2002 would see gradual improvement as the year progressed... particularly in the second half of the year.

During the crisis period, we committed to keeping our people working and maintaining our capital spending programs, while actively signing new franchise agreements, continuing the cost-savings programs begun early in 2001 and further reducing debt. This proved to be the right approach. The business is returning, our team members are in place and energized, margins are improving and our brands have been consistently increasing market share. So we view the current landscape with reasoned optimism:

- The business recovery for which we planned and managed is under way. There is much work to be done and many challenges ahead, but a steady improvement in business travel based on an economic rebound should bring us 2002 revenue and earnings before interest, taxes, depreciation, amortization and non-cash items (EBITDA) that roughly mirror what we saw in 2001.
- The American economy, in recession for most of 2001 and the early part of 2002, is turning the corner, with most experts looking for a strong second half. Controlling costs, something we've always done well, will continue, however, to be a primary focus for us.
- New hotel supply to compete with our large, owned hotels in major markets is slowing significantly and will be virtually nonexistent in 2003.
- Demand among owners for high-quality, high-performance brands—namely those in the Hilton portfolio like Hilton, Hampton Inn, Hilton Garden Inn, Embassy Suites Hotels, Homewood Suites by Hilton and Doubletree—remains strong.

Our business strategies are straightforward and easily defined: 1) maximize return on assets for our owned properties; 2) show strong fee income on revenue increases at hotels in our franchised and managed system, and by adding hotels to that system, and 3) maintain a focus on day-to-day operations.



Barron Hilton, Chairman, and Stephen F. Bollenbach, President and Chief Executive Officer

OWNED HOTELS

The hotels that we own consist of high-quality properties in the best locations in cities that will always be world-class destinations for business and leisure—New York, Honolulu, Chicago, San Francisco, New Orleans, Boston, Washington, D.C., San Diego and others. Coupled with a very difficult environment for obtaining financing, these markets feature the kind of high barriers to entry that will limit the introduction of new competitive supply. As the economy improves, we will benefit from the excellent operating leverage inherent in owning these hotels.

Significant growth in revenue per available room (RevPAR) in 2002 will be harder to come by than in recent years, particularly in the first half of this year, but we are anticipating improved RevPAR at our owned hotels in 2002. Beyond increasing RevPAR, our focus at the owned properties will be in three main areas:

- Continue operating at strong margins. When the economy weakened in the first quarter of 2001, and deteriorated further as the year progressed, we instituted a program of aggressive cost-cutting measures that have continued into 2002. A company in a service business such as ours cannot expect simply to cut and save its way to prosperity; therefore, offering key marketing programs and having an enthusiastic workforce to deliver great customer service remain priorities. Maintaining the strongest possible margins, however, in an environment where revenue growth is challenged and insurance and healthcare costs have risen significantly, is an important component of our strategy. Historically, Hilton has operated at the strongest margins in the industry; it is our intention to build on that track record.
- Ensure that these assets are maintained in optimal physical condition. Keeping our maintenance capital expenditures in place is a requirement in order to warrant the guest loyalty we have worked so hard to achieve.
- Make strategic investments to enhance our owned properties. The right additions and improvements help generate additional revenue, provide attractive returns-on-investment and keep our hotels fresh and exciting. At the Hiltons in New Orleans and San Francisco, for example, we have major refurbishments under way in the guestrooms and public space. Our new executive meeting and conference center at New York's Waldorf=Astoria, is another example of investing prudently in improving our owned hotels.

BRAND DEVELOPMENT

We develop and grow our brands by providing our customers—the franchisees and owners—with the marketing tools and powerful brand names that enable their hotels to command occupancy and rate premiums and strong market share. This, in turn, leads to unit growth. In 2002, we anticipate adding approximately 130 to 160 hotels, or 16,000 to 20,000 rooms to our system, almost all through franchise agreements. Most of these will be either Hampton Inn or Hilton Garden Inn hotels, though we expect unit growth at our Homewood Suites by Hilton, Doubletree, Embassy Suites Hotels and Hilton brands as well.

We're optimistic for continued strong unit growth, since our total franchise development pipeline currently consists of nearly 400 hotels, and we look forward to further increasing our share of new construction... and doing so without significant investment, loan guarantees or mezzanine financing.

Contributing to the success enjoyed by each of our brands is a global sales force of more than 300 professionals dedicated to booking business at all brands in all locations. Our cross-selling efforts, which generated over $250 million in system-wide booked revenue in 2001, help ensure that if a customer's first choice is not available we can retain that business in our system through one of our other properties or brands. This is where our advantage of having approximately 2,000 hotels, a multiple brand presence in many markets and the offering of a wide variety of products benefits our company, our owners and our customers. Perhaps the most important aspect of brand performance is Hilton HHonors, the industry's best guest loyalty program. With more than 12 million members and the ability for members to earn and redeem both hotel points and airline miles, about 30 percent of our company's total occupancy is related to HHonors.

Where a RevPAR index of 100 represents "fair share," virtually all of our brands in 2001 had market share well in excess of 100.

What it all means is that our brands continue to increase market share. Where a RevPAR index of 100 represents "fair share," virtually all of our brands in 2001 had market share well in excess of 100 and, importantly, increased their share versus the competition in each reporting period. This is the kind of performance that attracts owners to hotel brands, especially strong ones like ours. We are particularly pleased with the ongoing turnaround of the Doubletree brand; from a RevPAR index in the high 80's in late 1999, Doubletree nearly reached 100 in 2001.

Total Cross-Sell Revenue
(in millions)


$280
240
200
160
120
80
40
0
99
00
01

We've got the right strategy for the right time. But we must acknowledge that challenges are lurking in 2002. A fragile and still recovering American economy could impact demand. We must walk the delicate balance of managing costs while maintaining expected levels of quality and customer service. We expect that reduced levels of travel will adversely affect a few of our key markets, specifically Washington, D.C., San Francisco and Hawaii. But despite short-term business weakness, these remain among the most desirable destinations in the world.

The work of restoring the public's confidence in travel is paramount. As an industry, we must continue supporting programs to boost travel and tourism. We have participated in industry advertising and marketing campaigns, worked with state tourism agencies to increase promotional budgets, and supported airline and airport security measures and government assistance to keep airlines flying. Americans love to travel, need to travel and want to travel. We have always believed in the resilience of America, and this belief has been rewarded as travelers have increasingly returned to the road and the skies.

Challenges, of course, defined 2001 for our company, the travel and tourism industry and our entire nation. As the year progressed, we were faced with two distinct challenges:

- The U.S. economic recession impacted demand for both business and leisure travel, while energy and healthcare costs ballooned. We quickly initiated a number of cost-savings programs that enabled us to continue posting relatively strong margins.
- Secondly, and most dramatically, were the horrific events of September 11...events that to this day defy description. Much has been said and written about the effect of this unprecedented tragedy on the tourism industry; its impact cannot be minimized. The lost lives will be remembered and mourned, but the actions of true heroes such as police officers and firefighters, and the uplifting display of American resolve and spirit will be celebrated. As a nation, we committed to living our lives and going about our business. This included traveling...visiting family, attending meetings, calling on customers and taking vacations. After a fairly brief period of severely declining occupancies, business began returning, validating our "managing for recovery" philosophy.

Despite these challenges, we had many accomplishments in 2001 that helped our company grow and solidify our industry leadership position:

- The Embassy Suites Hotels, Hampton Inn, Homewood Suites by Hilton, Hilton Garden Inn and Hilton brands all continued to increase their market share versus their respective competitors, while Doubletree continued its remarkable turnaround. These performances enabled us to add approximately 24,000 rooms to our system.
- Hampton Inn and Embassy Suites Hotels each earned J.D. Power Awards for customer satisfaction for the third straight year. Homewood Suites by Hilton and Hilton Garden Inn took first and second-place J.D. Power Awards, respectively, in their first years of eligibility. Additionally, both Embassy Suites Hotels and Homewood Suites by Hilton rated top satisfaction and value honors from a leading consumer advocate publication.
- Major new hotel projects were completed, including the 453-room Kalia Tower at the Hilton Hawaiian Village Beach Resort & Spa, and the newly renovated Hilton Seattle Airport.
- Hilton Grand Vacations Company, our vacation ownership business, had a banner year, with strong sales at our properties in Las Vegas, Orlando and Miami. HGVC hit a home run with the January 2001 opening of our newest property in Waikiki at the Hilton Hawaiian Village Beach Resort & Spa; buyers from Japan and the U.S. mainland made this project one of the most successful new timeshare properties ever developed. The performance of HGVC in 2001 demonstrated the viability and resiliency of the timeshare business even in the face of a weak economy, and solidifies its place as a growth vehicle for our company going forward.
- Highlighting Hilton's long-standing reputation as the leading operator of convention-oriented hotels, we were awarded management contracts at two new convention properties in Texas: a 1,200-room hotel in Houston, and an 800-room property in Austin.

- The Conrad hotel brand made its U.S. debut as we designated The Waldorf Towers in New York a Conrad hotel. With our Conrad joint venture partners at Hilton International, we are continuing to explore opportunities for additional Conrad management contracts throughout the world.

- A number of milestone hotel openings were prevalent in 2001: the 100th Homewood Suites by Hilton and 100th Hilton Garden Inn opened in Washington, D.C. and Orlando, Florida, respectively. The opening of the Embassy Suites Hotel in downtown Chicago marked our 2,001st hotel (2,001 in 2001!). It wasn't so long ago that our company had fewer than 300 hotels in our system.

- A new Hampton Inn prototype, featuring a fewer number of rooms, was rolled out to bring the successful Hampton Inn concept to smaller markets.

- We created a partnership with CNL Hospitality to own four hotels, with CNL being the majority partner and Hilton retaining long-term management contracts.

- On December 31, 2001, we completed the sale of the Red Lion chain to WestCoast Hospitality.

- During the year we raised $1 billion from a variety of capital sources, with the proceeds being used to pay down short-term debt. We now have a 72/28 fixed/floating debt ratio.

- *Fortune* magazine, in recognition of our company's diversity efforts, named Hilton the 12th "Best Company for Minorities in America." Our jump of 29 places was the highest of any company in the ranking, and we were the highest ranked company in our industry.

The professionalism, dedication, enthusiasm and talent of our people made "managing for recovery" not just a philosophy, but a *reality*.

It is fitting that we close this letter with a salute to the finest employees anywhere in the hospitality business. This incredible team of 74,000 people demonstrated the best of Hilton during a trying year, joining with the company to raise $1 million for the American Red Cross Disaster Relief Fund, and continually displaying the professionalism, dedication, enthusiasm and talent that made "managing for recovery" not just a philosophy, but a reality. On behalf of our Board of Directors, management team and employees around the world, we acknowledge and appreciate the support of our shareholders, owners, franchisees, guests and customers as we work to realize the promise of a vastly improved 2002, 2003 and beyond.

Respectfully,

Barron Hilton
Chairman

Stephen F. Bollenbach
President and Chief Executive Officer



what makes HILTON great?



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great BRANDS.

Strong brands win. And in the lodging industry, no collection of brands is stronger, more well recognized or more highly respected than those in the Hilton family. Hampton Inn, Embassy Suites Hotels, Hilton, Doubletree, Homewood Suites by Hilton, Hilton Garden Inn, Hilton Grand Vacations and Conrad represent a family of brands and a system of hotels that bring to our owners, franchisees and customers numerous benefits.

These include worldwide distribution, occupancy and rate premiums, unit growth opportunities, leading sales and marketing programs, a global reservation system that's unmatched in the business, the industry's premier loyalty program—Hilton HHonors—and the widest possible range of product offerings—from midscale hotels, all-suites and extended-stay, to full-service city center and resort properties, vacation ownership and luxury hotels.

The proof of the strength of these brands is in their performance, the recognition received by guests, owners and franchisees and how each brand has added units.

For our owners and franchisees, the market share commanded by our brands—whether measured by share of new construction or RevPAR index—continues to increase versus the competition. This speaks to the power of the brand names themselves, along with the 12 million-member HHonors program and its unique Double Dipping feature, a reservation system that allows for maximum cross-selling among and between the brands, and the talents of the industry's best sales force.

1 The 75-suite Homewood Suites by Hilton Houston-Kingwood Parc hotel in Texas is conveniently located within minutes of several major company headquarters. Since its opening in June 2000, the hotel has earned the brand's Symbol of Excellence distinction for consistently providing superior accommodations, service and hospitality.

2 The 100-room Hampton Inn & Suites Charlotte/Arrowood in North Carolina features 34 "apartment-like" suites.

3 Certified by the International Association of Conference Centers (IACC), the 404-room Doubletree Hotel & Executive Meeting Center Dallas/Plano-Legacy Town Center opened in March 2001.

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For our guests, our brands have earned accolades for quality, service, value and overall customer satisfaction. J.D. Power & Associates; *Business Travel News*, the leading consumer advocate publication; and others have acknowledged the excellence of the Hilton family of brands.

Taken together, these programs, awards and accomplishments result in a brand development business that continues to grow, take market share and provide the best hotels for the traveling public. In short, Hilton has the brands of choice for owners, franchisees and travelers alike.






Hampton Inn

1 Conveniently located within a few minutes of Los Angeles International Airport, the 162-room Hilton Garden Inn LAX/El Segundo is a favorite of both business and leisure travelers.

2 Known for its prestigious history of exceptional service, The Waldorf Towers, an exclusive 180-room hotel-within-a-hotel at New York's famed Waldorf=Astoria, has been named the first Conrad hotel in North America.

3 The 2000 recipient of the brand's Pinnacle Award, the 126-room Hampton Inn Pensacola-Airport in Florida features a full-service business center and fitness facility.

Hilton Grand Vacations Company



Vacation ownership has become an increasingly important part of the Hilton growth story, providing yet another hospitality option to our guests and customers throughout the world. With an impressive performance in 2001, Hilton Grand Vacations Company firmly demonstrated the strength of this business—and the appeal of vacation ownership to consumers—even in a difficult economy. Highlighted by the January 2001 opening of its newest resort at the Hilton Hawaiian Village Beach Resort & Spa, HGVC's sales centers in Honolulu, Las Vegas and Orlando experienced record-breaking results.

Currently, more than 52,000 families enjoy the facilities, amenities and benefits that come with membership in Hilton Grand Vacations Club. Our 25 resorts and nearly 3,000 vacation ownership units are located in many desirable resort destinations throughout Florida, including Miami's fashionable South Beach area and at Sea World in Orlando, as well as in Las Vegas and on Hawaii's Waikiki Beach.

New product development, including potential urban destinations, along with targeted marketing, enhanced customer service and the industry's most knowledgeable sales team—led by HGVC President Antoine Dagot—are among the factors that will characterize HGVC's continued success.



1 The spectacular 264-unit Hilton Grand Vacations Club at Hilton Hawaiian Village Beach Resort & Spa opened in January 2001, and offers panoramic views of Waikiki Beach, the yacht harbor, and Diamondhead.

2 Located just blocks from the famed Las Vegas Strip, the 232-unit Hilton Grand Vacations Club at the Las Vegas Hilton is the second HGVClub vacation ownership resort to be developed in the thriving Las Vegas market.

3 Antoine Dagot, president and CEO of Hilton Grand Vacations Company (left), and Mark Wang, vice president—Hawaii for HGVC, celebrate the grand opening at the Hilton Hawaiian Village Beach Resort & Spa. The phenomenal sales pace at this property has made it one of the most successful timeshare projects in the world.





1



2







great OWNED ASSETS.

What makes a great hotel?

Certainly, one begins with impeccable service and attention to the particular needs of guests and customers. Location...being in a convenient locale that is the "bull's-eye" in any given market. Strong financial performance...the ability to enhance revenue and operate efficiently to maximize margins. The best people...a team of professionals dedicated to delivering service and performance for our guests, customers and shareholders.

The hotels that we own—fabulous properties in world-class locations—embody these characteristics. Our people are committed to not only meeting, but exceeding, the expectations of our customers. We invest prudently in maintaining our hotels, and making the right kind of additions, renovations and enhancements; the work we have completed or have under way at our hotels in New York, San Francisco, New Orleans and Portland is representative of this commitment.

Our track record of operating at strong margins is second to none; our managers skillfully balance customer service needs and the need to operate efficiently for our shareholders. Our owned properties are in the best locations in the best markets, whether it's one of our renowned convention-oriented hotels in New York, Chicago, San Francisco, Washington, D.C., San Jose or New Orleans; a spectacular resort destination in Hawaii, San Diego or Phoenix; or a hotel at one of our nation's major airports such as Dallas-Fort Worth, Boston, Seattle, Chicago, or Atlanta.

Our ownership presence in these and other high-barrier-to-entry markets—cities where it will be increasingly difficult for new competitive supply to be built—helps ensure our leadership position as the preeminent owner of hotel real estate.

1 The newly constructed 453-room Kalia Tower at the Hilton Hawaiian Village Beach Resort & Spa is a spectacular addition to one of the world's premier hotels. It features a world-class spa and health and wellness center and is just steps from famous Waikiki Beach.

2 Restoration of the Starlight Roof to its original Art Deco splendor and the addition of 9,000 square feet of technologically advanced meeting space has helped The Waldorf=Astoria increase its group business, including serving as the venue for the World Economic Forum in February 2002.

3 The 396-room Hilton Seattle Airport & Conference Center reopened in April 2001 following an extensive renovation and expansion project. The hotel is one of the Hilton brand's more than 75 full-service hotels located at or near major airports worldwide.

3







1



2


The American Red Cross

great PEOPLE.

At the end of the day, an organization is only as good as its people. And the 74,000 team members that represent Hilton Hotels Corporation are the best in the business. No matter a person's particular job—be it in sales, operations, finance, housekeeping, marketing, franchising, front desk, food and beverage, or administration—our managers and staff members understand that doing the job well maximizes the customers' experience and enhances value for our shareholders.

The period following September 11 epitomized the dedication and talents of our team members, who went the extra mile to support our guests, our owners and each other. It was a remarkable display of courage and professionalism in the face of severe adversity.

Yes, our people care about our business. But they also know the importance of giving back to our communities. We see this every day in every location: enthusiastic participation in local charitable causes and financial and in-kind support to any number of worthy organizations. We are extraordinarily proud of the acts of service and charity performed by our team members; they exemplify what Hilton spirit is all about.

A contribution of $1 million to the American Red Cross Disaster Relief Fund—half of this total donation came from our team members and their families (including an envelope with 35 cents from a team member's child!)—is but one example. Building a much-needed library at the 118th Street Elementary School in Los Angeles; a nationwide literacy program sponsored by Homewood Suites by Hilton; Embassy Suites Hotels' association with the Starlight Children's Foundation, and Doubletree's donation of hotel amenities to women's shelters are others.

In addition, we remain dedicated to promoting inclusion, diversity and growth opportunities for our team members, owners and franchisees. We are proud to report that *Fortune* magazine noted our accomplishments by ranking Hilton as the 12th "Best Company for Minorities in America."

1 President & CEO Steve Bollenbach (left) and other Hilton staff join the principal and students of the 118th Street Elementary School at the dedication ceremony for the school's new Hilton-sponsored library.

2 Following the events of September 11, Hilton matched team member contributions to the *American Red Cross Disaster Relief Fund* dollar-for-dollar.

3 Team members from Hilton's Memphis Operations Center in Tennessee walked in the Hilton sponsored Light the Night Walk benefitting families and patients afflicted with Leukemia and Lymphoma.

3



Total Debt[1]
(in billions)

6.0
5.5
5.0
4.5
4.0

99	00	01
5.5	5.1	4.7

[1]Net of debt assumed by Park Place Entertainment

FINANCIAL overview

FINANCIAL REVIEW

Our financial goal is to maximize long-term shareholder value by:

- maximizing the earnings and cash flow from our operations, and
- allocating capital to our existing businesses and to new opportunities that have the potential to provide superior risk adjusted returns.

2001 RESULTS

Our financial results for fiscal 2001 were impacted by the economic recession that started in 2001, and the effects of the September 11 terrorist attacks on America. The latter, with the resulting airport closures, reduced air schedules, cancellations of meetings and impact on the psychology of both business and leisure travelers, caused significant declines in occupancy, room rates and margins.

Hotels in major metropolitan areas dependent on air travel were the most severely affected. Smaller "drive-to" markets, where our mid-scale Hampton Inn, Hilton Garden Inn and Homewood Suites by Hilton hotels are primarily located, were impacted to a far lesser degree.

Revenue for the year declined 12 percent to $3.05 billion, and total EBITDA decreased 16 percent to $1.07 billion. Along with the general economic weakness and September 11 attacks, the impact of property sales in 2000 and 2001 contributed to the revenue and EBITDA declines. Excluding the impact of asset sales and the recognition of previously deferred timeshare sales in Hawaii, revenue and EBITDA for the year declined 5 percent and 14 percent, respectively.

Fiscal 2001 net income decreased 39 percent to $166 million, with diluted net income per share declining 38 percent to $.45.

Comparable RevPAR at our U.S. owned or operated hotels decreased 10.5 percent. At our owned hotels only, RevPAR from comparable properties declined 13.6 percent, and EBITDA margins of 30.4 percent represented a decrease of 480 basis points from 2000. System-wide RevPAR declined at all brands except for Hampton Inn, which showed an increase of 1.3 percent.

Management and franchise fees declined 2 percent to $342 million. For the year, a total of 169 hotels or approximately 24,000 rooms were added to the Hilton system. The vast majority of these new properties were added without any Hilton investment, guarantees, mezzanine loans or other support vehicles to third party owners.

TOTAL DEBT

At the end of 2001, Hilton had total debt of $4.7 billion (net of $625 million of debt allocated to Park Place Entertainment), a reduction of approximately $400 million from the year-end 2000 total. Prior to the events of September 11, the company had been on track to achieve its goal of a debt-to-EBITDA ratio of 3.75 times. As a result of the severe EBITDA declines that occurred following September 11, the company ended 2001 with a debt-to-EBITDA ratio of 4.38 times.

During the year, the company accomplished important financial goals by fixing the rates on a majority of its debt and extending maturities. At year-end 2001, approximately 28 percent of the company's debt was floating rate, down from 53 percent at year-end 2000. Hilton's debt currently has an average life of 6.8 years and an average cost of approximately 6.3 percent.

The company in 2001 successfully termed out approximately $1 billion in debt in several separate transactions.

At year-end 2001, the company had $730 million of availability under its credit facilities. Approximately $300 million of debt matures in 2002 (net of debt allocated to Park Place Entertainment), which we intend to refinance.

ASSET DISPOSITIONS

During the year the company successfully completed a number of asset dispositions, the cash proceeds of which were used to reduce debt:

- In January 2001, we closed the sale of 52 operating leases and four management contracts back to RFS Hotel Investors, Inc. for $60 million; additionally, we sold 973,684 shares of RFS preferred stock back to RFS for $13 million.
- We sold the Red Lion hotel in Houston for $20 million.
- Three Homewood Suites by Hilton properties were sold for $45 million.
- Our company formed a partnership with CNL Hospitality Corp. in which the partnership will own four hotels, three of which we previously owned. Hilton will operate the four properties under long-term management agreements and retain a minority ownership interest in the partnership. Proceeds from the sale and contribution of our owned hotels totaled $101 million.
- We sold the Red Lion hotel chain to WestCoast Hospitality Corporation through a sale of the capital stock of Red Lion Hotels, Inc. Total consideration in the cash-and-stock transaction was approximately $51 million.

CAPITAL SPENDING

In addition to spending approximately $250 million on normal maintenance capital, technology upgrades and several major renovation projects at our owned hotels, the company invested some $180 million on a number of return-on-investment projects. In 2001, these ROI projects included completion of the Kalia Tower at the Hilton Hawaiian Village Beach Resort & Spa, renovation of the Hilton Seattle Airport, completion of the Hilton Grand Vacations Club at the Hilton Hawaiian Village Beach Resort & Spa and the new executive meeting facility at New York's Waldorf=Astoria.

Maintaining the excellent physical condition of our owned hotels, making prudent investments to maximize the value of these assets and developing new timeshare properties continue to be focal points of our growth strategy going forward.

For 2002 we expect our combined spending for maintenance, technology and major renovation projects to approximate 2001 levels, with a significant reduction in spending on new return-on-investment projects.

OUTLOOK

In spite of the extremely difficult operating environment we faced in 2001, we were able to generate significant free cash flow from our operations which, when combined with proceeds from asset dispositions, was used to reduce debt, complete several projects and pay dividends to our shareholders. As the economy, consumer confidence and business travel recover, we expect our cash flow to continue to grow. At this point, we expect the majority of that cash flow to be used to maintain our existing properties, complete room renovation projects at our large hotels and continue to develop selected timeshare opportunities. We anticipate that the bulk of our net cash flow in 2002, after the uses mentioned above, will be applied to continued debt reduction.

FINANCIAL information

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE COMPANY

We are primarily engaged in the ownership, management and development of hotels, resorts and timeshare properties and the franchising of lodging properties. At December 31, 2001, our system contained 1,986 properties totaling over 327,000 rooms worldwide. Our brands include Hilton, Hilton Garden Inn, Doubletree, Embassy Suites, Hampton, Homewood Suites by Hilton, Conrad and Harrison Conference Centers. In addition, we develop and operate timeshare resorts through Hilton Grand Vacations Company and its related entities. Our system also includes properties that are not company-branded. We are also engaged in various other activities related or incidental to the operation of hotels.

The number of properties and rooms at December 31, 2001 by brand and by type are as follows:

Brand	Properties	Rooms	Type	Properties	Rooms
Hilton	229	86,063	Owned[1]	65	33,536
Hilton Garden Inn	125	17,288	Leased	9	2,836
Doubletree	151	40,888	Joint Venture	65	19,604
Embassy Suites	168	41,335		139	55,976
Homewood Suites by Hilton	104	11,603	Managed	210	53,776
Hampton	1,144	117,806	Franchised	1,612	214,824
Other	40	9,593		1,822	268,600
Timeshare	25	2,911	Timeshare	25	2,911
Total	1,986	327,487	Total	1,986	327,487

[1]Includes majority owned and controlled hotels.

Our operations consist of three reportable segments which are based on similar products or services: Hotel Ownership, Managing and Franchising, and Timeshare. The Hotel Ownership segment derives revenue primarily from the rental of rooms as well as food and beverage operations at our owned, majority owned and leased hotel properties and equity earnings from unconsolidated affiliates (primarily hotel joint ventures). The Managing and Franchising segment provides services including hotel management and licensing of the Hilton family of brands to franchisees. This segment generates its revenue from management and franchise fees charged to hotel owners. As a manager of hotels, we are typically responsible for supervising or operating the hotel in exchange for fees based on a percentage of the hotel's gross revenue, operating profits, cash flow, or a combination thereof. We charge franchise fees, depending on the brand, of up to five percent of rooms revenue in exchange for the use of one of our brand names. The Timeshare segment consists of multi-unit timeshare resorts. This segment produces its results from the sale of timeshare intervals, financing consumer purchases of timeshare intervals and operating timeshare resorts.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to bad debts, investments and notes receivable, valuation of long-lived assets, intangible assets, self-insurance reserves, and contingencies and litigation. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We believe the following critical accounting policies, among others, affect our more significant estimates and assumptions used in preparing our consolidated financial statements. Actual results could differ from our estimates and assumptions.

Notes receivable are reflected net of an estimated allowance for uncollectable amounts. For timeshare notes receivable, this estimate is based primarily on historical experience and assumptions with respect to future payment trends. Allowances for uncollectable amounts of other notes receivable, which includes notes from managed, franchised and unconsolidated joint venture properties, are estimated based primarily on historical trends and analysis of underlying real estate collateral. Assessment of collateral may include estimates of future cash flow from the underlying real estate.

Property and equipment are stated at cost less accumulated depreciation. We also maintain cost and equity method investments in entities that own and operate hotel properties and entities that perform other activities related or incidental to the operation of hotels. The assessment of long-lived assets for possible impairment requires us to make certain judgments, including real estate values and estimated future cash flow from the respective properties and investments. We review the recoverability of our long-lived assets when events or circumstances indicate that the carrying amount of an asset may not be recoverable.

Our intangible assets include management and franchise contracts, leases, brands and goodwill. The value of our management and franchise contracts and leases are amortized on a straight-line method over the life of the respective agreement. The assessment of management and franchise contracts and leases requires us to make certain judgments, including estimated future cash flow from the respective properties. Effective January 1, 2002, we will account for brands and goodwill in accordance with Statement of Financial Accounting Standard (FAS) 142. The new rules require that intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment. We expect to receive future benefits from previously acquired brands and goodwill over an indefinite period of time. The annual impairment review will require estimates of future cash flow with respect to the brands and estimates of the fair value of our company and its components with respect to goodwill.

We are self-insured for various levels of general liability, workers' compensation and employee medical and dental insurance coverage. Insurance reserves include the present values of projected settlements for claims. Projected settlements are estimated based on, among other things, historical trends and actuarial data.

We have issued letters of credit and guaranteed certain debt and obligations of unconsolidated affiliates and third parties. Under limited circumstances, we may be obligated to provide additional letters of credit or guarantees. Assessment of the probability that we will be required to fund under these commitments requires us to make estimates of the ability of others to meet their obligations.

DEVELOPMENT AND CAPITAL SPENDING

Overview

We intend to grow our hotel brands primarily through franchising and the addition of management contracts, which require little or no capital investment. In addition, we will continue to invest in normal capital replacements and select major renovation projects at our owned hotels, and we may seek to acquire hotel properties on a strategic and selective basis. We will also continue to invest in the development of timeshare properties.

Following the September 11th terrorist attacks, we have been operating our business under a plan of managing for recovery. As a result, except for the postponement of two timeshare projects, we will keep in place the majority of our capital expenditure plans for 2002, enabling us to maintain our hotels in optimal physical condition. We anticipate spending approximately $250 million on capital expenditures in 2002, of which approximately $190 million is maintenance capital spending, including technology. Resumption of the two postponed timeshare projects, which we are currently evaluating, would result in an increase in our capital spending projections. Expenditures required to complete capital spending programs will be financed through available cash flow and general corporate borrowings.

We will continue to review our owned hotel portfolio for potential repositioning or re-branding opportunities and may seek to sell certain of these assets. We did not purchase any hotel properties during 2001.

Owned Hotels

Capital expenditures during 2001 totaled $370 million, including maintenance and technology capital expenditures and several significant construction and renovation projects at owned, majority owned and leased properties. Construction projects in 2001 included the completion of the 453-room Kalia Tower addition at the Hilton Hawaiian Village Beach Resort & Spa, which features a world-class health club and wellness spa, exciting retail shops and an interactive Hawaiian cultural center. The hotel tower opened in May 2001 while the health club and spa opened in August 2001. Significant construction projects also included a 222-room addition at the Hilton Seattle Airport, which was completed in February 2001, and a 319-room tower addition at the Hilton Portland, which is scheduled for completion in the second quarter of 2002.

Significant renovation projects in 2001 included an extensive renovation started in January 2001 at the Hilton New Orleans Riverside, which is scheduled for completion in the fourth quarter of 2002. A total of 1,150 guest rooms and suites will be completely renovated with new furniture, fixtures and equipment. Construction also began on the refurbishment of the Waldorf=Astoria's Starlight Roof ballroom and construction of 13 new executive meeting rooms. The Starlight Roof ballroom was completed in May 2001, while the meeting rooms were completed in October 2001. In May 2001, the Hilton San Francisco began renovation of 568 suites and guest rooms as well as construction of a spectacular 44th floor executive lounge and a new two-story world-class health spa. The guest rooms and executive lounge are expected to be complete by the summer of 2002, while the health spa is scheduled for completion by the end of 2002.

Management and Franchise Contracts

In the fourth quarter of 2000, we announced a joint venture agreement with Hilton Group plc to develop, through management contracts, the Conrad brand of luxury hotels throughout the world. In June 2001, we announced the renaming of the tower portion of the Waldorf=Astoria as the Waldorf Towers, a Conrad hotel, making it the first Conrad hotel in North America. We currently operate nine Conrad luxury properties in Europe, the Middle East and Asia. In January 2001, we entered into an agreement to affiliate 14 Camino Real hotels and resorts with our family of brands. In April 2001, a Camino Real hotel in El Paso, Texas was rebranded the Hilton Camino Real El Paso. The remaining 13 hotels are located throughout Mexico.

In January 2001, we announced an agreement to manage 16 hotels owned by Equity Inns, Inc. The two-year management agreement includes 15 Hampton Inns and one Homewood Suites by Hilton. In March 2001, we were selected to manage a new 1,200-room convention hotel in downtown Houston, Texas. In June 2001, we were selected to manage a new 800-room convention hotel in downtown Austin, Texas. Groundbreaking for both hotels occurred in summer 2001. The Houston property is scheduled to open in the fourth quarter of 2003 and the Austin property is scheduled to open in the first quarter of 2004.

During 2001, we added a total of 169 hotels or approximately 23,800 rooms to our portfolio, including an increase of 147 franchise properties and seven managed properties owned by third parties. A total of 103 properties or approximately 17,000 rooms were removed from our system during the same period. These removals included 36 non-company branded hotels (with approximately 5,800 rooms) that were part of the lease agreements with RFS Hotel Investors, Inc. which terminated in January 2001 and 43 hotels (with approximately 6,500 rooms) that were part of the sale of the Red Lion hotel chain in December 2001 (see "Liquidity and Capital Resources – Asset Dispositions").

We anticipate that a likely slowdown in hotel construction, due in part to a difficult financing environment for hotel owners, and the sale of the Red Lion brand will impact 2002 openings. We currently expect to add 130 to 160 hotels or 16,000 to 20,000 rooms to our system in 2002, with Hampton Inn and Hilton Garden Inn accounting for most of the new development. Achieving the upper ends of these ranges is dependent upon successfully converting existing hotels to our brands. Given the challenging environment for many operators and the market share leadership of our brands, we anticipate having the opportunity to convert several existing hotel properties to one of our brands in 2002.

Our ability to grow the number of managed and franchised hotels is affected by, among other things: national and regional economic conditions, including the magnitude and duration of the current economic downturn in the United States; the effects of actual and threatened terrorist attacks; credit availability; relationships with franchisees and owners; and competition from other hotel brands.

Timeshare

In January 2001, a 264-unit timeshare resort opened at the Hilton Hawaiian Village Beach Resort & Spa. Interval sales commenced during the first quarter of 2000 and we began recognizing income from these sales in the first quarter of 2001. In January 2001, we announced the development of a new 1,500-unit timeshare property in Las Vegas, our third timeshare development in that market, along with our successful timeshare properties at the Las Vegas Hilton and Flamingo hotels. In February 2001, we announced the development of a 384-unit timeshare property in Orlando, Florida, our second timeshare development in that market. We broke ground on both the Las Vegas and Orlando projects in June 2001 and the first phase of each project was scheduled for completion in the first quarter of 2003. Following the September 11th terrorist attacks, we announced the postponement of these two projects. We are currently evaluating resumption of these projects.

Capital expenditures associated with our timeshare operations during 2001 totaled approximately $59 million. These costs are reflected as inventory until the timeshare intervals are sold. We also provide financing to the buyers of our timeshare units. During 2001, new investments totaled $139 million, including approximately $118 million of loans related to this financing. Principal collections on timeshare notes during 2001 totaled approximately $83 million. Despite the slowing U.S. economy and the September 11th terrorist attacks, our timeshare notes receivable portfolio continues to perform well. Delinquency rates have not significantly increased since September 11th.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities totaled $279 million, $589 million and $585 million for the years ended December 31, 1999, 2000 and 2001, respectively. The decrease in 2001 was due to lower levels of business at our hotel properties, offset by a reduction in accounts receivable and other working capital variances. The increase in 2000 over 1999 was primarily attributable to strong results at many of our owned full-service hotels and the benefit of cash flow from the hotel properties added in the 1999 acquisition of Promus Hotel Corporation. The November 30, 1999 Promus acquisition expanded our hotel count by over 1,450 properties representing more than 200,000 rooms.

Net cash used in investing activities decreased $89 million from $243 million in 2000 to $154 million in 2001 due to a lower level of hotel capital expenditures in 2001 as well as greater proceeds from asset dispositions including the RFS, CNL and Red Lion transactions (see "Liquidity and Capital Resources – Asset Dispositions"). Net cash used in investing activities was $2.3 billion in 1999 compared to $243 million in 2000. In 1999, investments included $1.7 billion for the cash portion of the Promus acquisition as well as hotel acquisition spending. Increased capital expenditures and additional investments in 2000 were offset by proceeds received from the sale of securities and the collection of notes receivable related to Homewood Suites by Hilton properties sold in 1999.

Net cash used in financing activities totaled $403 million and $443 million in 2000 and 2001, respectively. The increase in cash used reflects the repayment of commercial paper borrowings and revolving loans in excess of additional long-term fixed rate borrowings. Net cash provided by financing activities totaled $2.1 billion in 1999 which consists primarily of revolving debt borrowings in 1999 to fund the cash portion of the Promus acquisition.

Cash and equivalents totaled $35 million at December 31, 2001, a decrease of $12 million from December 31, 2000. We believe that our operating cash flow, available borrowings under our revolving credit facilities and our ability to obtain additional financing through various financial markets are sufficient to meet our liquidity needs. Based on our operating projections, and after expected capital expenditures, we anticipate generating approximately $300 million of net cash flow in 2002. However, any projections of future financial needs and sources of working capital are subject to uncertainty. See "Results of Operations" and "Forward-Looking Statements" for further discussion of conditions that could affect our estimates of future financial needs and sources of working capital.

Financing

In October 1996, we entered into a $1.75 billion five-year revolving credit facility. In August 2001, this facility was repaid and the commitment was extinguished. We currently have two revolving credit facilities. In June 1998, we entered into a five-year $500 million revolving credit facility to acquire the remaining 50% interest in the Hilton Hawaiian Village Beach Resort & Spa. In August 2001, we reduced the commitment under the $500 million revolver to $425 million. As of December 31, 2001, approximately $390 million of borrowings were outstanding under the $425 million revolver. In November 1999, we entered into a $1.8 billion revolving credit facility consisting of a $1.4 billion revolver which expires in 2004 and a $400 million 364-day revolver. In November 2001, we extended the 364-day revolver through November 2002 and reduced the commitment to $150 million. As of December 31, 2001, $830 million of borrowings were outstanding under the $1.4 billion revolver. The 364-day revolver was undrawn at December 31, 2001. Total revolving debt capacity of approximately $730 million was available to us at December 31, 2001.

In October 1997, we filed a shelf registration statement with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. In February 2001, we issued $300 million of 8.25% Senior Notes due 2011. In May 2001, we issued $400 million of 7.625% Senior Notes due 2008. In August 2001, we issued $200 million of 8% Quarterly Interest Bonds due 2031. The net proceeds from these issuances were used to pay down outstanding amounts and to reduce the commitment under the 1996 revolving credit facility. At December 31, 2001, available financing under the shelf totaled $1.2 billion. The terms of any additional securities offered under the shelf will be determined by market conditions at the time of issuance.

In August 2001, we issued $100 million of 7.43% bonds due 2009 denominated in Chilean Pesos. Payments of principal and interest on the bonds are to be adjusted for movements of the Unidad de Fomento (the Chilean inflation index) published monthly by the Central Bank of Chile. We have swapped out the Chilean currency exchange rate and inflation risk of these bonds by entering into a derivative contract which swaps the principal payment to a fixed U.S. dollar amount of $100 million and fixed interest payments at 7.65% of that amount. The net proceeds from this issuance were used to extinguish the 1996 revolving credit facility and to pay down outstanding amounts under the 1999 revolving credit facility.

On December 31, 1998, we completed a spin-off of our gaming business to a new corporation named Park Place Entertainment Corporation. The 2000 and 2001 debt balances include $625 million of debt which, although allocated to Park Place under a debt assumption agreement, remains our legal obligation. At the time of the spin-off, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by us under the terms of the indentures governing our $300 million 7.375% Senior Notes due 2002 and our $325 million 7% Senior Notes due 2004. These notes remain in our debt balance and a receivable from Park Place in an equal amount is included in our 2000 and 2001 consolidated balance sheets. As of December 31, 2001, the $300 million 7.375% Senior Notes due June 2002 are classified as current maturities of long-term debt with the offsetting receivable classified in current assets. In the event of an increase in the interest rate on these notes as a result of actions taken by us or in other limited circumstances, we will be required to reimburse Park Place for such increase. We are obligated to make any payment Park Place fails to make. In this event, Park Place would be obligated to pay to us the amount of this payment together with interest, at the rate per annum borne by the applicable notes plus two percent, to the date of reimbursement.

As of December 31, 2001, approximately 28% of our long-term debt (excluding the Park Place allocated debt) was floating rate debt.

Provisions under various loan agreements require us to comply with certain covenants which include limiting the amount of outstanding indebtedness. Our revolving credit facilities contain two significant financial covenants: a leverage ratio and a debt service coverage ratio. In November 2001, we amended these two covenants to provide greater flexibility during the softer economic environment in the aftermath of the September 11th terrorist attacks. We are in compliance with our loan covenants as of December 31, 2001.

The following table summarizes our significant contractual obligations as of December 31, 2001, including long-term debt and operating lease commitments:

		Payments Due by Period			
Contractual Obligations (in millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$5,315	365	1,833	526	2,591
Operating leases	483	33	64	53	333
Total contractual obligations	$5,798	398	1,897	579	2,924

Development Financing and Other Commercial Commitments

To assist prospective owners in obtaining financing for hotel projects, we have programs to provide alternative capital sources to qualified owners. We have provided secondary financing to franchisees under a mezzanine financing program. Loans outstanding under this program at December 31, 2001 totaled approximately $52 million.

Hilton Mortgage Acceptance Corp. (HilMAC), a third party lending entity, provides first mortgage construction financing to franchisees for select Hilton Garden Inn, Homewood Suites by Hilton, Hampton and Embassy Suites hotels. As of December 31, 2001, we have guaranteed $45 million of loans outstanding under the HilMAC program.

As part of an agreement made by a Promus subsidiary prior to our acquisition of Promus, we provide credit support for a loan facility utilized by Candlewood Hotel Company to provide construction and permanent financing to Candlewood and its franchisees. As of December 31, 2001, we have guaranteed $18 million of such financing, which represents our maximum exposure under the credit support agreement.

In addition to the HilMAC and Candlewood guarantees, we have guaranteed an additional $3 million of obligations of our franchisees, bringing our total development financing guarantees to $66 million.

As of December 31, 2001, in addition to the guarantees issued in connection with our development financing programs, we have guaranteed $66 million of debt and other obligations of unconsolidated affiliates and third parties, bringing our total guarantees to $132 million. We also have commitments under letters of credit totaling $25 million as of December 31, 2001. We believe it is unlikely that significant payments will be required under these agreements.

The following table summarizes our development financing and other commercial commitments as of December 31, 2001:

Commercial Commitments (in millions)	Total Amounts Committed	Amount of Commitment Expiration Per Period Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Letters of credit	$ 25	25	–	–	–
Guarantees	132	48	19	30	35
Total commercial commitments	$157	73	19	30	35

In addition, we remain a guarantor on the 12 operating leases sold to WestCoast Hospitality Corporation as part of the Red Lion sale on December 31, 2001 (see "Liquidity and Capital Resources – Asset Dispositions"). However, we have entered into an indemnification and reimbursement agreement with WestCoast, which requires WestCoast to reimburse us for any costs and expenses incurred in connection with the guarantee. The minimum lease commitment under these 12 operating leases totals approximately $5 million annually through 2020.

Under limited circumstances, we may be obligated to provide additional guarantees or letters of credit totaling $61 million.

Asset Dispositions

In January 2000, we entered into an agreement with RFS Hotel Investors, Inc., which gave RFS the option to terminate 52 operating leases and four management contracts on hotels owned by RFS. In November 2000, RFS notified us of its intention to exercise the option to terminate these agreements. In January 2001, RFS paid us approximately $60 million in cash as consideration for terminating the leases and management contracts. We also sold 973,684 shares of RFS preferred stock to RFS for $13 million in cash. The values of these leases, management contracts and shares of preferred stock are reflected as assets held for sale in our December 31, 2000 consolidated balance sheet.

In January 2001, we sold the Red Lion Houston for approximately $20 million. In April 2001, we completed the sale of the Homewood Suites by Hilton in Washington D.C. for approximately $23 million under the terms of an agreement announced in December 2000. In June 2001, we completed the sale of two Homewood Suites by Hilton properties in Chesterfield, Missouri and Portland, Oregon for approximately $22 million. We have retained franchise agreements and will manage the three Homewood Suites by Hilton properties.

In September 2001, we entered into a partnership agreement with CNL Hospitality Corp. The partnership owns four hotel properties: the 500-room Hilton Miami Airport in Florida; the 276-room Embassy Suites Portland in Oregon; the 484-room Hilton Costa Mesa in California, and the 224-room Hilton Suites Auburn Hills in Michigan. We contributed the Embassy Suites Portland and the Hilton Suites Auburn Hills while CNL contributed the Hilton Miami Airport and the Hilton Costa Mesa to the partnership. CNL purchased the Hilton Costa Mesa from us in September 2001 for approximately $58 million, prior to the formation of the partnership. The gain resulting from the sale and contribution of these hotels has been deferred and will be recognized over the life of the long-term management contracts we retained on each of the properties. In October 2001, the partnership mortgaged these four hotels, and used a portion of the loan proceeds to distribute $43 million to Hilton. Following this distribution, we have a 30 percent ownership interest in the partnership.

On December 31, 2001, we sold the Red Lion hotel chain to WestCoast Hospitality Corporation through a sale of the capital stock of Red Lion Hotels, Inc. The Red Lion portfolio consisted of 41 Red Lion hotels (8 owned, 11 leased and 22 franchised) and two Doubletree hotels (one owned and one leased) with a total of approximately 6,500 rooms. Total consideration of approximately $51 million included approximately $21 million of cash and approximately $30 million in redeemable preferred stock of WestCoast. The preferred stock is in two $15 million series, which pay preferred dividends of 7% and 10% annually. The preferred stock is accounted for as a cost basis investment in our consolidated financial statements.

Our total pre-tax loss on asset dispositions was $44 million in 2001, $42 million of which was attributable to the Red Lion sale. As the Red Lion sale also resulted in a large capital loss for tax purposes, we were able to carryback a portion of this loss to offset capital gains recorded in prior years. The transaction, including the impact of the tax loss carrybacks, resulted in a $47 million book tax benefit. Thus, on an after-tax basis, the sale of the Red Lion Hotels, Inc. capital stock resulted in a gain of approximately $5 million.

We will continue to review our portfolio of owned assets and may seek to sell certain non-strategic assets from time to time.

Joint Ventures / Alliances

We maintain investments in unconsolidated affiliates, including hotel joint ventures as well as other entities that support the operations of our hotel properties. Investments are accounted for using the equity method when we exercise significant influence, which is generally when we have a 20% to 50% ownership interest. When we control the investment, which is generally when our ownership interest exceeds 50%, the balance sheet and results of operations are consolidated. All other investments are generally accounted for under the cost method. We do not have investments in unconsolidated special purpose entities and we have not entered into synthetic leasing arrangements.

Our investment in unconsolidated affiliates accounted for under the equity method totaled $270 million and $291 million at December 31, 2000 and 2001, respectively, representing three percent of total assets at the end of each period. The increase in the 2001 period reflects the formation of the CNL joint venture. At December 31, 2001, our unconsolidated affiliates accounted for under the equity method had total assets of approximately $1.9 billion and total debt of approximately $945 million. Of the $945 million of total debt, $913 million is secured solely by the affiliate's assets or is guaranteed by other partners without recourse to us.

Our joint venture investments at December 31, 2001 include 50% interests in Hilton HHonors Worldwide, which operates the Hilton HHonors guest loyalty program, and Hilton Reservations Worldwide, which provides reservation services. Pricing on these programs is determined on an annual basis to ensure that the fees charged to each hotel will be sufficient to cover the costs incurred on an ongoing basis with no element of profit. Both companies are joint ventures with Hilton Group plc, whose wholly owned subsidiary, Hilton International Co., owns the rights to the Hilton brand name outside the United States. These companies were formed as part of a 1997 agreement to reunify the Hilton brand worldwide through a strategic alliance between Hilton and Hilton Group plc, which included cooperation on sales and marketing, loyalty programs and other operational matters.

As of December 31, 2001, we owned approximately 1.5 million shares of FelCor Lodging Trust Inc. common stock, representing approximately three percent of FelCor's outstanding shares. FelCor owned or had an interest in 83 of our hotels as of December 31, 2001.

At December 31, 2001, we owned approximately 2.6 million shares of Candlewood Hotel Company common stock, representing approximately 29 percent of Candlewood's outstanding common stock. We also have notes receivable from Candlewood with an outstanding principal balance at December 31, 2001 of $13.5 million.

Stockholders' Equity

Dividends paid on common shares were $.08 per share in 1999, 2000 and 2001.

Our Board of Directors has approved the repurchase of up to 20 million shares of our common stock pursuant to a stock repurchase program. The timing of stock purchases are made at the discretion of management. There were no shares repurchased during 2000 and 2001 as we sought to improve our credit position by using excess cash flow to repay outstanding debt balances. As of December 31, 2001, 9.3 million shares are authorized for repurchase.

RESULTS OF OPERATIONS

The following discussion presents an analysis of our results of operations for the three years ended December 31, 2001. EBITDA (earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items) is presented supplementally in the tables below and in the discussion of operating results because we believe it allows for a more complete analysis of results of operations. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, interest and dividend income from investments related to operating activities and non-cash items to operating income. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States (such as operating income or net income), nor should it be considered as an indicator of our overall financial performance. Our method of calculating EBITDA may be different from the method used by other companies and therefore comparability may be limited.

Our operations consist of three reportable segments which are based on similar products or services: Hotel Ownership, Managing and Franchising, and Timeshare. Our results are significantly affected by occupancy and room rates achieved by hotels, our ability to manage costs, the relative mix of owned, leased, managed and franchised hotels, the amount of timeshare intervals available for sale and the change in the number of available hotel rooms through acquisition, development and disposition. Results are also impacted by, among other things: national and regional economic conditions, including the magnitude and duration of the current economic downturn in the United States; actual and threatened terrorist attacks and its impact on domestic and international travel; capital market volatility; credit availability; relationships with franchisees and owners; and competition from other hotel brands. Future operating results could also be adversely impacted by increased capacity. These conditions could adversely impact hotel room demand and pricing which could limit our ability to pass through inflationary increases in operating costs in the form of higher room rates. Additionally, our ability to manage costs could be adversely impacted by significant increases in energy, healthcare, insurance and other operating expenses, resulting in lower operating margins. Increases in transportation and fuel costs or sustained recessionary periods in the U.S. (affecting domestic travel) and internationally (affecting inbound travel from abroad) could also unfavorably impact future results.

The economic downturn in the United States resulted in weaker demand (primarily from business travelers and group meetings) in our major markets prior to the September 11th terrorist attacks. The attacks resulted in severe declines in occupancy and room rates at most of our owned hotels in urban markets in the weeks following September 11th. Occupancy and rate levels have steadily increased from mid-September lows. We anticipate that the first half of 2002 will remain challenging due to a recovering but still soft U.S. economy, a decline in international visitation, increased healthcare and insurance costs and unfavorable comparisons with the 2001 period. We expect general business trends in each quarter of 2002, however, to show improvement on a sequential basis from the fourth quarter of 2001. Sequential improvement in quarter-over-quarter percentage growth is expected in revenue per available room (RevPAR), EBITDA and EBITDA margins in 2002 on the basis of a recovering economy, a continuing rebound in business travel, the ability to effectively control costs and favorable comparisons in the second half of 2002. Cost containment, without compromising customer service and quality, will remain a top priority for us in 2002.

Although we believe the weakness in demand will be short-term, it is not possible to predict the magnitude or duration of the declines in occupancy and room rates. Depending on the magnitude and duration of the declines, our operating results may continue to be negatively impacted beyond the short-term. However, these same declines may also limit the introduction of new competitive supply in our major markets. We believe that our financial strength, diverse market presence, strong brands, cost containment programs and well-maintained, strategically located properties will enable us to remain competitive.

FISCAL 2001 COMPARED WITH FISCAL 2000

Overview

A summary of our consolidated results for the years ended December 31, 2000 and 2001 is as follows:

(in millions, except per share amounts)	2000	2001	% Change
Summary of Results			
Revenue	$3,451	3,050	(12)%
Operating income	830	632	(24)
Net income	272	166	(39)
Net income per share:			
Basic	.74	.45	(39)
Diluted	.73	.45	(38)
Other Operating Data			
Reconciliation of Net Income to EBITDA:			
Net Income	$ 272	166	(39)%
Minority interest, net	7	7	
Provision for income taxes	200	77	
Net (gain) loss on asset dispositions	(32)	44	
Interest expense, net, from unconsolidated affiliates	16	17	
Interest expense	453	385	
Interest and dividend income	(86)	(64)	
Operating Income	830	632	(24)
Pre-opening expense	4	3	
Non-cash items	-	7	
Operating interest and dividend income	32	15	
Depreciation and amortization[1]	405	415	
Total EBITDA	$1,271	1,072	(16)%

[1] *Includes proportionate share of unconsolidated affiliates.*

Total revenue for 2001 was $3.05 billion, a decrease of $401 million or 12 percent from 2000. Total EBITDA was $1.1 billion for 2001, a 16 percent decrease from $1.3 billion in 2000. Our total company EBITDA margin decreased 1.7 points to 35.1 percent in 2001 from 36.8 percent in 2000. Total operating income decreased $198 million to $632 million. The 2001 results were negatively impacted by a drop in U.S. lodging demand beginning in the second quarter, as well as severe declines in RevPAR and margins at most of our owned hotels in urban markets in the weeks following the September 11th terrorist attacks. Along with the effects of the slowing U.S. economy and the September 11th terrorist attacks, the impact of 2000 and 2001 property sales (primarily the sale of leases back to RFS, the CNL transaction and the sale of several Homewood Suites by Hilton properties) contributed to the full year decline in revenue and EBITDA. Excluding the impact of asset sales and the recognition of previously deferred timeshare sales in Hawaii, revenue and EBITDA for the year declined 5 percent and 14 percent, respectively. Results for 2001 benefited from increased cross-selling among the brands, the positive impact of the Hilton HHonors loyalty program and other sales and marketing initiatives, which contributed to gains in market share across Hilton's family of brands. Our Hilton, Hilton Garden Inn, Doubletree, Embassy Suites, Homewood Suites by Hilton and Hampton brands all achieved growth in the system-wide RevPAR index, which represents the share of RevPAR these properties attain versus their respective competitive sets. Results in 2001 also benefited from our cost containment programs, strong timeshare sales, the recognition of previously deferred revenue from our timeshare operations and a decline in debt levels and interest rates.

Our domestic owned and majority owned hotels contributed $654 million of EBITDA in 2001, compared to $858 million in the prior year. Although the majority of the EBITDA decline can be attributed to the aftermath of the September 11th terrorist attacks, growth for the year was also impacted by comparative softness in the New York, Chicago and San Francisco markets prior to September 11th. The market softness reflected lower attendance at group meetings and decreased transient business due to a slowing U.S. economy and was magnified when compared to the record-breaking results achieved in 2000. Comparisons to 2000 were also negatively impacted by owned property sales, primarily several Homewood Suites by Hilton properties and ongoing renovation projects at the Hilton New Orleans Riverside and the Hilton San Francisco. RevPAR for comparable owned properties declined 13.6 percent for the year, with occupancy down 6.1 points to 69.4 percent and average daily rate down 6.0 percent to $153.78. Owned property comparable EBITDA margins declined 4.8 points to 30.4 percent. Margins were severely impacted by the immediate decline in business following September 11th and group meeting and convention cancellations resulting in a significant decrease in high-margin food and beverage revenue.

The margin decrease was partially mitigated by the implementation of cost containment programs at each of our properties. These initiatives, which include a company-wide limitation on new hires, direct energy purchase agreements combined with reduced energy consumption as well as many hotel-level programs to improve operating efficiencies, were implemented late in the first quarter of 2001. We also reduced hours and adjusted staffing levels as necessary at our hotels to reflect the reduction in demand. However, we kept our core staff in place and did not mandate company-wide layoffs.

Leased hotel revenue decreased $230 million or 58 percent and leased hotel EBITDA decreased $17 million or 52 percent, to $16 million, primarily as a result of the termination of the RFS leases in January 2001. Due to the relatively large size of the lease payments required in a hotel operating lease, the leased properties operate at margins significantly lower than our owned hotels. Leased hotel revenue and EBITDA will be lower in 2002 as a result of the Red Lion sale on December 31, 2001.

Management and franchise fee revenue in 2001 decreased $8 million or 2 percent to $342 million. Fee revenue is based primarily on rooms revenue at franchise properties and total operating revenue (and to a lesser extent gross operating profits or cash flow) at managed properties. The decrease in fees reflected a decline in business volume as a result of the September 11th terrorist attacks, partially offset by new hotel openings. As many of our franchised properties are located in "drive-to" markets, the events of September 11th had less of an impact on those properties than it did on our owned hotels located in destinations more dependent on air travel. The decrease in fees was also partially mitigated by the expansion in April 2000 of the Hilton HHonors guest loyalty program to include the Hampton, Doubletree, Embassy Suites and Homewood Suites by Hilton brands, as well as our cross-selling and other marketing initiatives.

Our timeshare segment posted strong results despite the slowing U.S. economy and the September 11th terrorist attacks. Unit sales at our timeshare properties increased 33 percent over 2000. We also began to recognize revenue and expenses from our timeshare property adjacent to the Hilton Hawaiian Village Beach Resort & Spa in Honolulu in the first quarter of 2001. In addition, we also recognized previously deferred revenue and expenses associated with this project in the first quarter of 2001. The increase in other fees and income and other operating expenses compared to 2000 is primarily the result of strong sales at our timeshare properties. The portion of the increase related to the recognition of deferred amounts from the Hawaiian project impacted revenue and EBITDA in 2001 by $34 million and $14 million, respectively.

Depreciation and amortization, including our proportionate share of depreciation and amortization from unconsolidated affiliates, increased $10 million in 2001 to $415 million primarily due to additional depreciation at recently renovated and expanded properties.

Corporate Activity

Corporate expense increased $9 million in 2001 to $71 million. The 2001 expense includes a $7 million bad debt expense related to certain notes receivable (acquired in the Promus purchase) that, as a result of the economic impact of the events of September 11th, are unlikely to be collected. The 2000 expense includes an $8 million benefit from the termination of our post-retirement life insurance programs as part of the integration of the Hilton and Promus employee benefit plans. Excluding these one-time items, corporate expense decreased $6 million in 2001, reflecting cost control measures implemented at the corporate and regional offices.

Interest and dividend income decreased $22 million compared with the prior year, primarily due to repayments on notes receivable which were outstanding for most of 2000. Interest expense, net of amounts capitalized, decreased $68 million reflecting lower outstanding debt balances and lower average interest rates.

We realized a pre-tax loss on asset dispositions of $44 million in 2001, primarily due to the sale of the Red Lion hotel chain, compared to a pre-tax gain of $32 million in 2000 from the sale of marketable securities.

The effective income tax rate for 2001 decreased to 30.8% from 41.8% in 2000. Excluding the impact of the Red Lion sale, the effective tax rate for 2001 increased to 42.5%. Our effective income tax rate is determined by the level and composition of pretax income and the mix of income subject to varying foreign, state and local taxes.

Hotel Statistics

RevPAR for U.S. owned-or-operated hotels and for all hotels system-wide for the year ended December 31, 2001 is as follows:

U.S. owned-or-operated hotels[1]	2001	Change vs. 2000	System-wide[2]	2001	Change vs. 2000
Hilton	$108.99	(13.1)%	Hilton	$88.48	(10.3)%
Doubletree	73.35	(8.1)	Hilton Garden Inn	65.72	(2.5)
Embassy Suites	90.12	(8.9)	Doubletree	69.99	(7.3)
Other	61.80	(6.2)	Embassy Suites	86.31	(7.7)
Total	89.73	(10.5)	Homewood Suites by Hilton	70.14	(3.0)
			Hampton	51.46	1.3
			Other	69.63	(12.6)

[1]Statistics are for comparable U.S. hotels, and include only hotels in the system as of December 31, 2001 and owned or operated by us since January 1, 2000.

[2]Statistics are for comparable hotels, and include only hotels in the system as of December 31, 2001 and owned, operated or franchised by us since January 1, 2000.

FISCAL 2000 COMPARED WITH FISCAL 1999

Overview

A summary of our consolidated results for the years ended December 31, 1999 and 2000 is as follows:

(in millions, except per share amounts)	1999	2000	% Change
Summary of Results			
Revenue	$2,150	3,451	61%
Operating income	495	830	68
Net income	174	272	56
Net income per share:			
Basic	.65	.74	14
Diluted	.65	.73	12
Other Operating Data			
Reconciliation of Net Income to EBITDA:			
Net Income	$ 174	272	56%
Cumulative effect of accounting change	2	-	
Minority interest, net	7	7	
Provision for income taxes	130	200	
Net gain on asset dispositions	-	(32)	
Interest expense, net, from unconsolidated affiliates	2	16	
Interest expense	237	453	
Interest and dividend income	(57)	(86)	
Operating Income	495	830	68
Pre-opening expense	2	4	
Operating interest and dividend income	3	32	
Depreciation and amortization[1]	195	405	
Total EBITDA	$ 695	1,271	83%

[1]*Includes proportionate share of unconsolidated affiliates.*

Total revenue for 2000 was $3.45 billion, an increase of $1.3 billion over 1999. Total EBITDA was $1.3 billion for 2000, an 83 percent increase from $695 million in 1999. Our consolidated EBITDA margin increased 4.5 points to 36.8 percent in 2000 from 32.3 percent in 1999. Total operating income increased $335 million to $830 million. The 2000 results benefited from the Promus acquisition, which was completed on November 30, 1999, and from other 1999 acquisition and development activity. Results were also positively impacted by significant increases in RevPAR at most of our major market owned hotels and increases in management and franchise fee revenue due to unit growth and system-wide RevPAR gains across all brands. In 2000, significantly increased demand for hotel rooms in many major U.S. cities and limited new competitive supply in markets where we have a major ownership presence contributed to our strong RevPAR increases. Overall operating results also reflect the benefit of the April 2000 introduction of the HHonors loyalty program to the former Promus brands as well as our cross-selling and other marketing initiatives.

Our domestic owned and majority owned hotels contributed $858 million of EBITDA in 2000, compared to $618 million in the prior year. The 2000 results benefited from the Promus acquisition, the 1999 acquisition of the Pointe Hilton Squaw Peak Resort and the Hilton Minneapolis, and the September 1999 opening of the Hilton Boston Logan Airport. In total, acquisition and development activity provided $162 million of incremental domestic owned EBITDA in the 2000 period, of which $130 million related to the Promus acquisition.

Results in 2000 benefited from double digit EBITDA and RevPAR gains at many of our owned Hilton properties. Particularly strong results were seen in major market locations, including New York, San Francisco and Honolulu. Our properties in both New York and San Francisco benefited from strong group business, while San Francisco also achieved strong occupancy and rate increases in the individual business traveler segment. Results in Honolulu reflect a strong turnaround in the market in 2000, with a year over year comparable EBITDA increase in excess of 35 percent. RevPAR for comparable owned Hilton properties improved 9.7 percent in 2000, with occupancy up 2.6 points to 77.4 percent and average daily rate up 6.0 percent to $174.95.

In addition to the $130 million of incremental EBITDA from domestic owned properties, the Promus acquisition provided incremental EBITDA of $85 million from unconsolidated affiliates which own interests in hotels pursuant to joint venture agreements and properties operated under operating lease agreements. We did not operate properties under operating lease agreements prior to the Promus acquisition.

The Promus acquisition also generated incremental EBITDA of $221 million from management and franchise fees. This incremental fee income includes the impact of unit growth and system-wide RevPAR gains across the former Promus brands. Including this $221 million of incremental fee income, management and franchise fee revenue increased $230 million in 2000 to $350 million. Fee growth was negatively impacted by a decrease of $9 million in fee income from Hilton brand properties included in the prior year which left the system or were subsequently acquired by us. Fee revenue for all brands benefited from the expansion of the HHonors program and our cross-selling and other marketing initiatives.

Depreciation and amortization, including our proportionate share of depreciation and amortization from unconsolidated affiliates, increased $210 million in 2000 to $405 million due primarily to the depreciation of fixed assets and the amortization of identifiable intangible assets and goodwill associated with the Promus acquisition.

Corporate Activity

Corporate expense decreased $11 million in 2000 to $62 million. The 2000 expense includes an $8 million benefit from the termination of our post-retirement life insurance programs as part of the integration of the Hilton and Promus employee benefit plans. The 1999 expense includes non-recurring charges incurred by Hilton related to the Promus acquisition. These expenses totaled $26 million in 1999, $21 million of which are included in corporate expense. Excluding these non-recurring items, corporate expense increased $18 million over the prior year, primarily from incremental costs as a result of the Promus acquisition.

Interest and dividend income increased $29 million compared with the prior year, primarily due to an increase in notes receivable as the result of balances acquired in the Promus acquisition. Interest expense, net of amounts capitalized, increased $216 million reflecting higher debt levels due to the Promus acquisition and higher interest rates on our floating rate debt.

We realized a pre-tax gain on asset dispositions of $32 million in 2000 from the sale of marketable securities.

The effective income tax rate for 2000 increased to 41.8% from 41.5% in 1999.

Hotel Statistics

RevPAR for U.S. owned-or-operated hotels and for all hotels system-wide for the year ended December 31, 2000 is as follows:

U.S. owned-or-operated hotels[1]	2000	Change vs. 1999	System-wide[2]	2000	Change vs. 1999
Hilton	$127.27	9.9%	Hilton	$98.62	8.6%
Doubletree	79.07	6.2	Hilton Garden Inn	67.39	12.3
Embassy Suites	99.59	6.7	Doubletree	75.12	6.1
Other	64.46	4.4	Embassy Suites	93.75	5.6
Total	97.53	7.8	Homewood Suites by Hilton	72.45	5.4
			Hampton	50.42	3.6
			Other	72.96	6.9

[1]Statistics are for comparable U.S. hotels, and include only hotels in the system as of December 31, 2000 and owned or operated by Hilton or Promus since January 1, 1999. The change from prior year is calculated using 1999 statistics on a pro forma basis, as if the Promus acquisition had been completed as of January 1, 1999.

[2]Statistics are for comparable hotels, and include only hotels in the system as of December 31, 2000 and owned, operated or franchised by Hilton or Promus since January 1, 1999. The change from prior year is calculated using 1999 statistics on a pro forma basis, as if the Promus acquisition had been completed as of January 1, 1999.

OTHER MATTERS

New Accounting Standards

In January 2001, we adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Adoption of the statement did not have a material impact on our consolidated financial statements.

In June 2001, the Financial Accounting Standards Board (FASB) issued FAS 142, "Goodwill and Other Intangible Assets." The effective date for implementation of this new standard is January 1, 2002. The new rules require that goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment. We expect to receive future benefits from previously acquired goodwill and brands over an indefinite period of time, and accordingly we will not amortize them. We estimate that the adoption of FAS 142 will result in an annual increase to net income of approximately $50 million.

In response to a recent FASB staff announcement, we are in the process of reviewing the reporting of reimbursable costs incurred on behalf of managed hotel properties and franchisees. We plan to record the reimbursements received as revenue and the costs incurred on behalf of managed properties and franchisees as expenses, commencing in the first quarter of 2002. These costs relate primarily to payroll costs at managed properties where we are the employer. Although we are in the process of summarizing such amounts, we estimate that reporting in accordance with this staff announcement would have increased revenues and expenses between $.9 billion and $1.1 billion in 2001, between $.8 billion and $1.0 billion in 2000 and between $.1 billion and $.3 billion in 1999. Upon application of this staff announcement, comparative financial statements for prior periods will be reclassified to conform with the presentation in the 2002 financial statements. Since the reimbursements are made based upon the costs incurred with no added margin, the adoption of this guidance will have no effect on our operating income, total or per share net income, cash flow or financial position.

Other

Various lawsuits are pending against us. In our opinion, the resolution of these lawsuits is not expected to have a material effect on our financial position or results of operations.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this report, including without limitation, those set forth under the captions "Critical Accounting Policies and Estimates," "Development and Capital Spending," "Liquidity and Capital Resources," "Results of Operations" and "Other Matters," and statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The words "believes," "anticipates," "expects," "intends," "plans" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and financial performance, and are subject to risks and uncertainties, including those identified above under "Results of Operations" and those in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 under the captions "Hotel Operations," "Timeshare Operations" and "Additional Information," as well as the effects of economic conditions, including the magnitude and duration of the economic downturn in the United States; actual and threatened terrorist attacks and its impact on domestic and international travel; supply and demand changes for hotel rooms; competitive conditions in the lodging industry; relationships with clients and property owners; the impact of government regulations; and the availability of capital to finance growth. Any of these risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although we believe the expectations reflected in these forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained and caution you not to place undue reliance on such statements. We undertake no obligation to publicly update or revise any forward-looking statements to reflect current or future events or circumstances.

Consolidated Statements of Income

(in millions, except per share amounts)	Year ended December 31, 1999	2000	2001
Revenue			
Owned hotels	$1,813	2,429	2,122
Leased hotels	26	398	168
Management and franchise fees	120	350	342
Other fees and income	191	274	418
	2,150	3,451	3,050
Expenses			
Owned hotels	1,196	1,571	1,468
Leased hotels	26	365	152
Depreciation and amortization	187	382	391
Other operating expenses	173	241	336
Corporate expense, net	73	62	71
	1,655	2,621	2,418
Operating Income	495	830	632
Interest and dividend income	57	86	64
Interest expense	(237)	(453)	(385)
Interest expense, net, from unconsolidated affiliates	(2)	(16)	(17)
Net gain (loss) on asset dispositions	-	32	(44)
Income Before Income Taxes and Minority Interest	313	479	250
Provision for income taxes	(130)	(200)	(77)
Minority interest, net	(7)	(7)	(7)
Income Before Cumulative Effect of Accounting Change	176	272	166
Cumulative effect of accounting change, net of tax benefit of $1 in 1999	(2)	-	-
Net Income	$ 174	272	166
Basic Earnings Per Share			
Income before cumulative effect of accounting change	$ .66	.74	.45
Cumulative effect of accounting change	(.01)	-	-
Net Income Per Share	$ .65	.74	.45
Diluted Earnings Per Share			
Income before cumulative effect of accounting change	$ .66	.73	.45
Cumulative effect of accounting change	(.01)	-	-
Net Income Per Share	$ .65	.73	.45

See notes to consolidated financial statements

Consolidated Balance Sheets

(in millions)	December 31, 2000	December 31, 2001
Assets		
Current Assets		
Cash and equivalents	$ 47	35
Accounts receivable, net	403	291
Inventories	137	148
Deferred income taxes	44	61
Current portion of notes receivable, net	32	40
Current portion of long-term receivable	-	300
Assets held for sale	73	-
Other current assets	104	121
Total current assets	840	996
Investments, Property and Other Assets		
Investments and notes receivable, net	570	580
Long-term receivable	625	325
Property and equipment, net	3,986	3,911
Management and franchise contracts, net	528	487
Leases, net	147	122
Brands, net	1,022	971
Goodwill, net	1,307	1,273
Other assets	115	120
Total investments, property and other assets	8,300	7,789
Total Assets	$9,140	8,785
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 618	533
Current maturities of long-term debt	23	365
Income taxes payable	5	4
Total current liabilities	646	902
Long-term debt	5,693	4,950
Deferred income taxes	902	871
Insurance reserves and other	257	279
Total liabilities	7,498	7,002
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, 369 million shares outstanding at the end of each year	947	948
Additional paid-in capital	861	873
Retained earnings	35	168
Accumulated other comprehensive income (loss)	6	(5)
	1,849	1,984
Less treasury stock, at cost	(207)	(201)
Total stockholders' equity	1,642	1,783
Total Liabilities and Stockholders' Equity	$9,140	8,785

See notes to consolidated financial statements

Consolidated Statements of Cash Flow

(in millions)	Year ended December 31, 1999	2000	2001
Operating Activities			
Net income	$ 174	272	166
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	2	-	-
Depreciation and amortization	187	382	391
Amortization of loan costs	3	8	10
Net (gain) loss on asset dispositions	-	(32)	44
Change in working capital components:			
Inventories	(30)	(26)	(19)
Accounts receivable	(58)	(6)	111
Other current assets	15	(18)	(32)
Accounts payable and accrued expenses	16	(48)	(48)
Income taxes payable	(29)	-	(1)
Change in deferred income taxes	(5)	13	(41)
Change in other liabilities	4	30	-
Unconsolidated affiliates' distributions (less than) in excess of earnings	(7)	40	19
Other	7	(26)	(15)
Net cash provided by operating activities	279	589	585
Investing Activities			
Capital expenditures	(254)	(458)	(370)
Additional investments	(102)	(140)	(139)
Proceeds from asset dispositions	-	165	230
Payments on notes and other	78	190	125
Acquisitions, net of cash acquired	(2,036)	-	-
Net cash used in investing activities	(2,314)	(243)	(154)
Financing Activities			
Change in commercial paper borrowings and revolving loans	2,264	(918)	(1,387)
Long-term borrowings	-	655	992
Reduction of long-term debt	(64)	(115)	(24)
Issuance of common stock	5	4	6
Purchase of common stock	(90)	-	-
Cash dividends	(23)	(29)	(30)
Net cash provided by (used in) financing activities	2,092	(403)	(443)
Increase (Decrease) in Cash and Equivalents	57	(57)	(12)
Cash and Equivalents at Beginning of Year	47	104	47
Cash and Equivalents at End of Year	$ 104	47	35

See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

(in millions, except per share amounts)	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 1998	$663	-	(347)	-	(129)	187
Net Income	-	-	174	-	-	174
Other comprehensive income:						
Cumulative translation adjustment, net of deferred tax	-	-	-	(1)	-	(1)
Change in unrealized gain/loss on marketable securities, net of deferred tax	-	-	-	25	-	25
Comprehensive income for 1999	-	-	174	24	-	198
Issuance of common stock	283	843	-	-	-	1,126
Exercise of stock options	-	-	(5)	-	8	3
Treasury stock acquired	-	-	-	-	(90)	(90)
Deferred compensation	-	10	-	-	-	10
Common dividends ($.08 per share)	-	-	(23)	-	-	(23)
Adjustment to spin-off of Park Place Entertainment Corporation	-	-	4	-	-	4
Balance at December 31, 1999	946	853	(197)	24	(211)	1,415
Net Income	-	-	272	-	-	272
Other comprehensive income:						
Cumulative translation adjustment, net of deferred tax	-	-	-	(1)	-	(1)
Change in unrealized gain/loss on marketable securities, net of deferred tax	-	-	-	(17)	-	(17)
Comprehensive income (loss) for 2000	-	-	272	(18)	-	254
Issuance of common stock	1	2	-	-	-	3
Exercise of stock options	-	-	(3)	-	4	1
Deferred compensation	-	6	-	-	-	6
Common dividends ($.08 per share)	-	-	(29)	-	-	(29)
Adjustment to spin-off of Park Place Entertainment Corporation	-	-	(8)	-	-	(8)
Balance at December 31, 2000	947	861	35	6	(207)	1,642
Net Income	-	-	166	-	-	166
Other comprehensive income:						
Cash flow hedge adjustment, net of deferred tax	-	-	-	(2)	-	(2)
Change in unrealized gain/loss on marketable securities, net of deferred tax	-	-	-	(9)	-	(9)
Comprehensive income (loss) for 2001	-	-	166	(11)	-	155
Issuance of common stock	1	2	-	-	-	3
Exercise of stock options	-	-	(3)	-	6	3
Deferred compensation	-	10	-	-	-	10
Common dividends ($.08 per share)	-	-	(30)	-	-	(30)
Balance at December 31, 2001	$948	873	168	(5)	(201)	1,783

See notes to consolidated financial statements

Notes to Consolidated Financial Statements
December 31, 2001

BASIS OF PRESENTATION AND ORGANIZATION

Hilton Hotels Corporation is primarily engaged in the ownership, management and development of hotels, resorts and timeshare properties and the franchising of lodging properties. We operate in select markets throughout the world, predominately in the United States. Revenue and income are derived from three reportable segments: Hotel Ownership, Managing and Franchising, and Timeshare.

On November 30, 1999, we acquired Promus Hotel Corporation in a business combination accounted for as a purchase. Accordingly, our consolidated financial results include the results of Promus and its subsidiaries from the date of acquisition.

EFFECTS OF THE SEPTEMBER 11, 2001 TERRORIST ATTACKS

Our operating results for the year ended December 31, 2001 have been negatively affected by the September 11th terrorist attacks, which resulted in severe declines in occupancy and room rates at most of our owned hotels in urban markets in the weeks following the attacks. Our 2001 results include a $7 million fourth quarter charge related to certain notes receivable that, as a result of the economic impact of the events of September 11th, are unlikely to be collected.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Hilton Hotels Corporation and its majority owned and controlled subsidiaries. All material intercompany transactions are eliminated and net earnings are reduced by the portion of the earnings of affiliates applicable to other ownership interests.

Cash and Equivalents

Cash and equivalents include investments with initial maturities of three months or less. Cash and equivalents includes cash related to certain consolidated hotels, the use of which is restricted for hotel purposes under the terms of collateralized borrowings, totaling approximately $17 million and $19 million at December 31, 2000 and 2001, respectively.

Accounts Receivable

Accounts receivable are reflected net of allowance for uncollectable accounts of $15 million and $16 million as of December 31, 2000 and 2001, respectively.

Investments

We maintain investments in unconsolidated affiliates, including hotel joint ventures as well as other entities that support the operations of our hotel properties. Investments are accounted for using the equity method when we exercise significant influence, which is generally when we have a 20% to 50% ownership interest. When we control the investment, which is generally when our ownership interest exceeds 50%, the balance sheet and results of operations are consolidated. All other investments are generally accounted for under the cost method.

Currency Translation

Assets and liabilities denominated in most foreign currencies are translated into U.S. dollars at year-end exchange rates and related gains and losses, net of applicable deferred income taxes, are reflected in stockholders' equity. Gains and losses from foreign currency transactions are included in earnings.

Valuation of Long-Lived Assets

The carrying value of our long-lived assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on the lowest level of identifiable expected future cash flow, then a loss is recognized in the income statement using a fair value based model.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Interest incurred during construction of facilities is capitalized and amortized over the life of the asset. Costs of improvements are capitalized. These capitalized costs may include structural costs, equipment, fixtures and floor and wall coverings. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.

Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are generally 40 years for buildings and three to eight years for building improvements and furniture and equipment.

Pre-Opening Costs

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires that all nongovernmental entities expense the costs of start-up activities (pre-opening, pre-operating and organizational costs) as those costs are incurred and required the write-off of any unamortized balances upon implementation. Our adoption of SOP 98-5 resulted in a cumulative effect of accounting change of $2 million, net of a tax benefit of $1 million, in the first quarter of 1999.

Management and Franchise Contracts

Management and franchise contracts acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flow expected to be received over the lives of the contracts. This value is amortized using the straight-line method over the remaining contract lives. Costs incurred to acquire individual management and franchise contracts are amortized using the straight-line method over the life of the respective contract. Accumulated amortization of management and franchise contracts totaled $52 million and $105 million at December 31, 2000 and 2001, respectively.

Leases

Leases acquired in acquisitions that were accounted for as purchases are recorded at the estimated present value of net cash flow expected to be received over the lives of the lease agreements. This value is amortized using the straight-line method over the remaining lease terms. Accumulated amortization of leases totaled $5 million and $7 million at December 31, 2000 and 2001, respectively.

Goodwill and Brands

Goodwill arising in connection with purchase acquisitions is amortized using the straight-line method over 40 years. Accumulated amortization of goodwill totaled $39 million and $72 million at December 31, 2000 and 2001, respectively. The brand names of hotels acquired in acquisitions are assigned a fair market value. To arrive at a value for each brand name, an estimation is made of the amount of royalty income that could be generated from the brand name if it was licensed to an independent third-party owner. The resulting cash flow is discounted back using the estimated weighted average cost of capital for each respective brand name. Brand values are amortized on a straight-line basis over 40 years. Accumulated amortization of brands totaled $28 million and $53 million at December 31, 2000 and 2001, respectively. Effective January 1, 2002, we will account for goodwill and brands in accordance with Statement of Financial Accounting Standard (FAS) 142. The new rules require that intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment. We expect to receive future benefits from previously acquired goodwill and brands over an indefinite period of time, and accordingly we will not amortize them.

Derivative Instruments

We have an outstanding swap agreement which qualifies for hedge accounting as a cash flow hedge of a foreign currency denominated liability. The gain or loss on the change in fair value of the derivative is included in earnings to the extent it offsets the earnings impact of changes in fair value of the hedged obligation. Any difference is deferred in accumulated comprehensive income, a component of stockholders' equity.

We also have two interest rate swaps on floating rate mortgages of two majority owned hotels which qualify as cash flow hedges. These derivatives impact earnings to the extent of increasing or decreasing actual interest expense on the hedged mortgages to simulate a fixed interest rate, with any incremental fair value changes deferred in accumulated comprehensive income.

There were no amounts recognized or reclassified into earnings for the years ended December 31, 1999, 2000 or 2001 due to hedge ineffectiveness or due to excluding from the assessment of effectiveness any component of the derivatives. We assess on a quarterly basis the effectiveness of our hedges in offsetting the variability in the cash flow of hedged obligations.

Unamortized Loan Costs

Debt discount and issuance costs incurred in connection with the placement of long-term debt are capitalized and amortized to interest expense over the lives of the related debt.

Self-Insurance

We are self-insured for various levels of general liability, workers' compensation and employee medical and dental insurance coverage. Insurance reserves include the present values of projected settlements for claims.

Revenue Recognition

Revenue is generally recognized as services are performed. Owned and leased hotel revenue represents primarily room rentals and food and beverage sales from owned, majority owned and leased hotels.

Management fees represent fees earned on hotels managed by us, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel's profitability. We recognize base fees as revenue when earned in accordance with the terms of the contract. In interim periods we recognize incentive fees that would be due if the contract were terminated at the end of the interim period.

Franchise fees represent fees received in connection with the franchise of our brand names, usually under long-term contracts with the hotel owner. Depending on the brand, we charge franchise royalty fees of up to five percent of rooms revenue. We recognize fee revenue as earned, in accordance with FAS 45, "Accounting for Franchise Fee Revenue."

Other fees and income primarily consist of earnings from timeshare operations and equity income from unconsolidated affiliates. Timeshare revenue is generated primarily from the sale of timeshare intervals, financing consumer purchases of timeshare intervals and operating timeshare resorts. We recognize revenue from timeshare sales in accordance with FAS 66, "Accounting for Real Estate Sales." Sales are included in revenue when a minimum of a 10 percent down payment has been received and certain minimum sales thresholds have been attained.

Earnings Per Share (EPS)

Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding for 1999, 2000 and 2001 were 266 million, 368 million and 369 million, respectively. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of the assumed exercise of stock options and convertible securities increased the weighted average number of common shares by 24 million in 1999 and 2000, and 25 million in 2001. In addition, the increase to net income resulting from interest on convertible securities assumed to have not been paid was approximately $15 million per year for 1999, 2000 and 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from our estimates and assumptions.

New Accounting Standards

In January 2001, we adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Adoption of the statement did not have a material impact on our consolidated financial statements.

In June 2001, the Financial Accounting Standards Board (FASB) issued FAS 142, "Goodwill and Other Intangible Assets." The effective date for implementation of this new standard is January 1, 2002. The new rules require that goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment. We expect to receive future benefits from previously acquired goodwill and brands over an indefinite period of time, and accordingly we will not amortize them. We estimate that the adoption of FAS 142 will result in an annual increase to net income of approximately $50 million.

In response to a recent FASB staff announcement, we are in the process of reviewing the reporting of reimbursable costs incurred on behalf of managed hotel properties and franchisees. We plan to record the reimbursements received as revenue and the costs incurred on behalf of managed properties and franchisees as expenses, commencing in the first quarter of 2002. These costs relate primarily to payroll costs at managed properties where we are the employer. Although we are in the process of summarizing such amounts, we estimate that reporting in accordance with this staff announcement would have increased revenues and expenses between $.9 billion and $1.1 billion in 2001, between $.8 billion and $1.0 billion in 2000 and between $.1 billion and $.3 billion in 1999. Upon application of this staff announcement, comparative financial statements for prior periods will be reclassified to conform with the presentation in the 2002 financial statements. Since the reimbursements are made based upon the costs incurred with no added margin, the adoption of this guidance will have no effect on our operating income, total or per share net income, cash flow or financial position.

ACQUISITIONS AND DISPOSITIONS

Acquisition of Promus Hotel Corporation

On November 30, 1999, we completed the acquisition of Promus pursuant to an agreement dated September 3, 1999. Aggregate consideration consisted of approximately $1.7 billion in cash in exchange for 55 percent of the outstanding shares of Promus common stock and approximately 113 million shares of our common stock in exchange for the remaining 45 percent of Promus stock for a combined equity value of approximately $2.8 billion, transaction costs of $175 million, and the assumption of Promus and Promus subsidiary debt totaling $750 million.

The acquisition was accounted for using the purchase method of accounting, and accordingly, the acquisition cost was allocated to the assets acquired and liabilities assumed based on estimates of their fair value. A total of $1.27 billion, representing the excess of acquisition cost over the final determination of the fair value of Promus' tangible and identifiable intangible net assets, was allocated to goodwill.

Our consolidated results of operations incorporate Promus' activity from the date of the acquisition. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of the year. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of that date.

(in millions, except per share amounts) (unaudited)	1999
Revenue	$3,161
Operating income	703
Income before cumulative effect of accounting change	216
Net income	214
Basic earnings per share	.58
Diluted earnings per share	.58

Asset Dispositions

In January 2000, we entered into an agreement with RFS Hotel Investors, Inc., which gave RFS the option to terminate 52 operating leases and four management contracts on hotels owned by RFS. In November 2000, RFS notified us of its intention to exercise the option to terminate these agreements. In January 2001, RFS paid us approximately $60 million in cash as consideration for terminating the leases and management contracts. We also sold 973,684 shares of RFS preferred stock to RFS for $13 million in cash. The values of these leases, management contracts and shares of preferred stock are reflected as assets held for sale in our December 31, 2000 consolidated balance sheet.

In January 2001, we sold the Red Lion Houston for approximately $20 million. In April 2001, we completed the sale of the Homewood Suites by Hilton in Washington D.C. for approximately $23 million under the terms of an agreement announced in December 2000. In June 2001, we completed the sale of two Homewood Suites by Hilton properties in Chesterfield, Missouri and Portland, Oregon for approximately $22 million. We have retained franchise agreements and will manage the three Homewood Suites by Hilton properties.

In September 2001, we entered into a partnership agreement with CNL Hospitality Corp. The partnership owns four hotel properties: the 500-room Hilton Miami Airport in Florida; the 276-room Embassy Suites Portland in Oregon; the 484-room Hilton Costa Mesa in California, and the 224-room Hilton Suites Auburn Hills in Michigan. We contributed the Embassy Suites Portland and the Hilton Suites Auburn Hills while CNL contributed the Hilton Miami Airport and the Hilton Costa Mesa to the partnership. CNL purchased the Hilton Costa Mesa from us in September 2001 for approximately $58 million, prior to the formation of the partnership. The gain resulting from the sale and contribution of these hotels has been deferred and will be recognized over the life of the long-term management contracts we retained on each of the properties. In October 2001, the partnership mortgaged these four hotels, and used a portion of the loan proceeds to distribute $43 million to Hilton. Following this distribution, we have a 30 percent ownership interest in the partnership.

On December 31, 2001, we sold the Red Lion hotel chain to WestCoast Hospitality Corporation through a sale of the capital stock of Red Lion Hotels, Inc. The Red Lion portfolio consisted of 41 Red Lion hotels (8 owned, 11 leased and 22 franchised) and two Doubletree hotels (one owned and one leased) with a total of approximately 6,500 rooms. Total consideration of approximately $51 million included approximately $21 million of cash and approximately $30 million in redeemable preferred stock of WestCoast. The preferred stock is in two $15 million series, which pay preferred dividends of 7% and 10% annually. The preferred stock is accounted for as a cost basis investment in our consolidated financial statements.

Our total pre-tax loss on asset dispositions was $44 million in 2001, $42 million of which was attributable to the Red Lion sale. As the Red Lion sale also resulted in a large capital loss for tax purposes, we were able to carryback a portion of this loss to offset capital gains recorded in prior years. The transaction, including the impact of the tax loss carrybacks, resulted in a $47 million book tax benefit. Thus, on an after-tax basis, the sale of the Red Lion Hotels, Inc. capital stock resulted in a gain of approximately $5 million.

We realized a pre-tax gain on asset dispositions of $32 million in 2000 from the sale of marketable securities.

INVENTORIES

Included in inventories at December 31, 2000 and 2001 are unsold intervals at our timeshare properties of $111 million and $132 million, respectively. Inventories are valued at the lower of cost or estimated net realizable value.

INVESTMENTS AND NOTES RECEIVABLE

Investments and notes receivable at December 31, 2000 and 2001 are as follows:

(in millions)	2000	2001
Equity investments		
Hotels	$236	259
Other	34	32
Timeshare notes receivable, with an average rate of 14.9%, due 2002 to 2011	147	177
Other notes receivable, with an average rate of 8.8%, due 2002 to 2015	141	88
Marketable securities	44	29
Other investments	-	35
	602	620
Less current portion of notes receivable	(32)	(40)
Total	$570	580

Notes receivable are reflected net of allowances for uncollectable amounts of $11 million and $17 million as of December 31, 2000 and 2001, respectively.

Our investment in unconsolidated affiliates accounted for under the equity method totaled $270 million and $291 million at December 31, 2000 and 2001, respectively, representing three percent of total assets at the end of each period. At December 31, 2001, our unconsolidated affiliates accounted for under the equity method had total assets of approximately $1.9 billion and total debt of approximately $945 million. Of the $945 million of total debt, $913 million is secured solely by the affiliate's assets or is guaranteed by other partners without recourse to us.

PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2000 and 2001 are as follows:

(in millions)	2000	2001
Land	$ 569	568
Buildings and leasehold improvements	3,258	3,474
Furniture and equipment	912	876
Property held for sale or development	45	43
Construction in progress	200	104
	4,984	5,065
Less accumulated depreciation	(998)	(1,154)
Total	$3,986	3,911

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2000 and 2001 are as follows:

(in millions)	2000	2001
Accounts and notes payable	$146	129
Accrued compensation and benefits	149	125
Deposits	38	19
Deferred timeshare sales	34	-
Accrued property tax	32	33
Accrued interest	29	49
Other accrued expenses	190	178
Total	$618	533

LONG-TERM DEBT

Long-term debt at December 31, 2000 and 2001 is as follows:

(in millions)	2000	2001
Industrial development revenue bonds at adjustable rates, due 2015	$ 82	82
Senior notes, with an average rate of 7.8%, due 2002 to 2031	1,052	1,935
Senior notes, with an average rate of 7.2%, due 2002 to 2004[1]	625	625
Mortgage notes, 6.0% to 8.6%, due 2002 to 2022	353	357
7.95% Collateralized borrowings, due 2010	499	493
7.43% Chilean inflation-indexed notes, due 2009	-	105
5% Convertible subordinated notes due 2006	495	496
Commercial paper	235	-
Revolving loans	2,372	1,220
Other	3	2
	5,716	5,315
Less current maturities	(23)	(365)
Net long-term debt	$5,693	4,950

[1]Represents balances assumed by Park Place in connection with the December 31, 1998 spin-off of our gaming business.

Interest paid, net of amounts capitalized, was $187 million, $402 million and $324 million in 1999, 2000 and 2001, respectively. Capitalized interest totaled $7 million, $9 million and $10 million in 1999, 2000 and 2001, respectively.

Debt maturities are as follows:

(in millions)	
2002	$ 365
2003	400
2004	1,433
2005	12
2006	514
Thereafter	2,591
Total	$5,315

In October 1996, we entered into a $1.75 billion five-year revolving credit facility. In August 2001, this facility was repaid and the commitment was extinguished. We currently have two revolving credit facilities. In June 1998, we entered into a five-year $500 million revolving credit facility to acquire the remaining 50% interest in the Hilton Hawaiian Village Beach Resort & Spa. In August 2001, we reduced the commitment under the $500 million revolver to $425 million. As of December 31, 2001, approximately $390 million of borrowings were outstanding under the $425 million revolver, which bears interest at the London Interbank Offered Rate (LIBOR) plus a spread based on our public debt rating or leverage ratio. The all-in borrowing cost under this facility was approximately LIBOR plus 87.5 basis points as of December 31, 2001. In November 1999, we entered into a $1.8 billion revolving credit facility consisting of a $1.4 billion revolver which expires in 2004 and a $400 million 364-day revolver. In November 2001, we extended the 364-day revolver through November 2002 and reduced the commitment to $150 million. As of December 31, 2001, $830 million of borrowings were outstanding under the $1.4 billion revolver. The 364-day revolver was undrawn at December 31, 2001. Borrowings under this facility bear interest at LIBOR plus a spread based on our public debt rating or leverage ratio. The all-in borrowing cost under this facility was approximately LIBOR plus 125 basis points at December 31, 2001. Total revolving debt capacity of approximately $730 million was available to us at December 31, 2001.

In October 1997, we filed a shelf registration statement with the Securities and Exchange Commission registering up to $2.5 billion in debt or equity securities. In February 2001, we issued $300 million of 8.25% Senior Notes due 2011. In May 2001, we issued $400 million of 7.625% Senior Notes due 2008. In August 2001, we issued $200 million of 8% Quarterly Interest Bonds due 2031. The net proceeds from these issuances were used to pay down outstanding amounts and to reduce the commitment under the 1996 revolving credit facility. At December 31, 2001, available financing under the shelf totaled $1.2 billion. The terms of any additional securities offered under the shelf will be determined by market conditions at the time of issuance.

In August 2001, we issued $100 million of 7.43% bonds due 2009 denominated in Chilean Pesos. Payments of principal and interest on the bonds are to be adjusted for movements of the Unidad de Fomento (the Chilean inflation index) published monthly by the Central Bank of Chile. We have swapped out the Chilean currency exchange rate and inflation risk of these bonds by entering into a derivative contract which swaps the principal payment to a fixed U.S. dollar amount of $100 million and fixed interest payments at 7.65% of that amount. The net proceeds from this issuance were used to extinguish the 1996 revolving credit facility and to pay down outstanding amounts under the 1999 revolving credit facility.

On December 31, 1998, we completed a spin-off that split our operations into two independent public corporations, one for conducting our hotel business and one for conducting our gaming business. We retained ownership of the hotel business and transferred the gaming business to a new corporation named Park Place Entertainment Corporation. Pursuant to a debt assumption agreement entered into at the time of the spin-off, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by us under the terms of the indentures governing our $300 million 7.375% Senior Notes due 2002 and our $325 million 7% Senior Notes due 2004. These notes remain in our debt balance and a receivable from Park Place in an equal amount is included in our 2000 and 2001 consolidated balance sheets. As of December 31, 2001, the $300 million 7.375% Senior Notes due June 2002 are classified in the accompanying balance sheet as current maturities of long-term debt with the offsetting receivable classified in current assets. In the event of an increase in the interest rate on these notes as a result of certain actions taken by us or in certain other limited circumstances, we will be required to reimburse Park Place for such increase. We are obligated to make any payment Park Place fails to make. In this event, Park Place would be obligated to pay to us the amount of this payment together with interest, at the rate per annum borne by the applicable notes plus two percent, to the date of reimbursement.

The 5% convertible subordinated notes due 2006 are convertible at any time into our common stock at a conversion price of $22.17 per share. However, the market price of our common stock was substantially below the conversion price as of December 31, 2001.

As of December 31, 2001, approximately 28% of our long-term debt (excluding the Park Place allocated debt) was floating rate debt.

Provisions under various loan agreements require us to comply with certain covenants which include limiting the amount of outstanding indebtedness. Our revolving credit facilities contain two significant financial covenants: a leverage ratio and a debt service coverage ratio. In November 2001, we amended these two covenants to provide greater flexibility. We are in compliance with our loan covenants as of December 31, 2001.

FINANCIAL INSTRUMENTS

The estimated fair values of our financial instruments at December 31, 2000 and 2001 are as follows:

(in millions)	2000 Carrying Amount	2000 Fair Value	2001 Carrying Amount	2001 Fair Value
Cash and equivalents and long-term marketable securities	$ 91	91	64	64
Long-term debt (including current maturities)	5,716	5,481	5,315	5,196
Derivative instruments	-	-	2	2

Cash Equivalents and Long-Term Marketable Securities

The fair value of cash equivalents and long-term marketable securities is estimated based on the quoted market price of the investments.

Long-Term Debt

The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

Derivative Instruments

In August 2001, we issued $100 million of 7.43% bonds due 2009 denominated in Chilean Pesos. We have swapped out the Chilean currency exchange rate and inflation risk of these bonds by entering into a derivative contract. The estimated fair value of this derivative instrument is based on the present value of future estimated cash flow using foreign currency forward exchange rates. We also have two outstanding interest rate swaps used to hedge the cash flow on floating rate mortgages of two majority owned hotels with a combined notional balance of $47 million as of December 31, 2001. The fair value of these derivatives is based on the present value of future estimated cash flow.

INCOME TAXES

The provisions for income taxes for the three years ended December 31 are as follows:

(in millions)	1999	2000	2001
Current			
Federal	$ 98	169	83
State, foreign and local	34	33	34
	132	202	117
Deferred	(2)	(2)	(40)
Total	$130	200	77

During 1999, 2000 and 2001, we paid income taxes of $141 million, $138 million and $150 million, respectively.

The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 2000 and 2001 are as follows:

(in millions)	2000	2001
Deferred tax assets		
Compensation	$ 77	88
Deferred income	15	30
Insurance	19	34
Business combination expense	11	5
Foreign taxes	5	2
Franchise system funds	4	4
Reserves	3	7
NOL carry forwards, expiring 2005 to 2008	2	2
Capital loss carry forward, expiring 2006	-	47
Other	10	-
	146	219
Valuation allowance	(3)	(51)
	143	168
Deferred tax liabilities		
Basis difference	(299)	(243)
Property	(169)	(213)
Investments	(118)	(123)
Brand value	(415)	(390)
Other	-	(9)
	(1,001)	(978)
Net deferred tax liability	$ (858)	(810)

The reconciliations of the Federal income tax rate to our effective tax rate for the three years ended December 31 are as follows:

	1999	2000	2001
Federal income tax rate	35.0%	35.0	35.0
Increase (reduction) in taxes			
State and local income taxes, net of Federal tax benefits	4.7	4.2	3.9
Foreign taxes, net	3.7	2.3	3.1
Goodwill	.3	2.4	4.7
Federal income tax credits	(3.4)	(2.7)	(4.4)
Disposition of Red Lion Hotels, Inc. stock	-	-	(13.4)
Other	1.2	.6	1.9
Effective tax rate	41.5%	41.8	30.8

Our tax provision, deferred taxes and effective rate in 2001 were impacted by the sale of the Red Lion Hotels, Inc. capital stock on December 31, 2001. The sale resulted in a large capital loss for tax purposes. A portion of the capital loss was carried back to offset capital gains recorded in prior years, resulting in a reduction of the tax provision and effective tax rate in 2001. Excluding the impact of the Red Lion sale, our effective tax rate in 2001 was 42.5 percent. The portion of the tax loss available to offset future capital gains is recorded as a deferred tax asset and has been fully reserved. The increase in the deferred tax asset valuation allowance at December 31, 2001 reflects this reserve.

STOCKHOLDERS' EQUITY

Five hundred million shares of common stock with a par value of $2.50 per share are authorized, of which 379 million were issued at December 31, 2000 and 2001, including treasury shares of ten million in 2000 and 2001. We have 25 million shares of preferred stock with a par value of $1.00 per share authorized for issuance. No preferred shares were issued or outstanding at December 31, 2000 and 2001.

To reflect the spin-off of Park Place, the book value of net assets of our discontinued gaming operations as of December 31, 1998 was charged against our retained earnings and additional paid-in capital. During 1999 and 2000, spin-off adjustments totaling $4 million and $8 million, respectively, were recorded through retained earnings.

Our Board of Directors has approved the repurchase of up to 20 million shares of our common stock pursuant to a stock repurchase program. The timing of stock purchases are made at the discretion of management. There were no shares repurchased during 2000 and 2001. As of December 31, 2001, 9.3 million shares are authorized for repurchase.

We have a Preferred Share Purchase Rights Plan under which a right is attached to each share of our common stock. The rights may only become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of our common stock by certain people or groups. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of our junior participating preferred stock, shares of our common stock or shares of common stock of the acquiror. The rights remain in existence until November 2009 unless they are terminated, exercised or redeemed.

STOCK PLANS

At December 31, 2001, 57 million shares of common stock were reserved for the exercise of options under our stock incentive plans. Options may be granted to salaried officers, directors and other key employees to purchase our common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The stock incentive plans also permit the granting of Stock Appreciation Rights (SARs). No SARs have been granted as of December 31, 2001.

A summary of the status of our stock option plans as of December 31, 1999, 2000 and 2001, and changes during the years ending on those dates is presented below:

	Options Price Range (per share)	Weighted Average Price (per share)	Options Outstanding	Available for Grant
Balance at December 31, 1998	$ 4.68 – 27.53	$15.25	20,693,770	12,416,446
Granted	10.84 – 15.31	14.84	3,157,400	(3,157,400)
Exercised	4.72 – 16.59	9.35	(270,276)	-
Cancelled	10.48 – 21.30	16.39	(823,152)	823,152
Balance at December 31, 1999	4.68 – 27.53	15.22	22,757,742	10,082,198
Authorized			-	25,000,000
Granted	6.66 – 15.28	9.20	7,765,000	(7,765,000)
Exercised	4.68 – 10.48	5.29	(207,400)	-
Cancelled	7.78 – 20.66	14.92	(2,032,325)	1,738,259
Balance at December 31, 2000	4.68 – 27.53	13.66	28,283,017	29,055,457
Granted	10.64 – 12.22	12.20	5,986,300	(5,986,300)
Exercised	4.68 – 11.08	9.52	(335,206)	-
Cancelled	6.66 – 20.56	13.66	(1,402,975)	1,218,437
Balance at December 31, 2001	$ 6.66 – 27.53	$13.44	32,531,136	24,287,594

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.66 – 11.63	8,097,276	7.1	$ 9.37	3,062,376	$ 9.64
11.88 – 12.22	11,640,800	6.2	12.05	6,000,000	11.88
12.51 – 16.59	8,758,922	6.3	14.53	6,657,584	14.62
16.65 – 27.53	4,034,138	6.4	23.26	1,648,731	18.93
$ 6.66 – 27.53	32,531,136	6.5	$13.44	17,368,691	$13.20

We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in FAS 123, "Accounting for Stock-Based Compensation." Had compensation expense for our stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, our net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in millions, except per share amounts)	1999	2000	2001
Income before cumulative effect of accounting change	$169	255	150
Cumulative effect of accounting change	(2)	-	-
Net income	$167	255	150
Basic EPS			
Income before cumulative effect of accounting change	$.63	.69	.41
Cumulative effect of accounting change	(.01)	-	-
Net income	$ .62	.69	.41
Diluted EPS			
Income before cumulative effect of accounting change	$ .63	.69	.41
Cumulative effect of accounting change	(.01)	-	-
Net income	$ .62	.69	.41

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 2000 and 2001, respectively: dividend yield of one percent for each of the three years; expected volatility of 31, 40 and 48 percent; risk-free interest rates of 4.8, 6.0 and 5.2 percent and expected lives of seven years for 1999 and 2000, and six years for 2001.

We also have an Employee Stock Purchase Plan by which we are authorized to issue up to two million shares of common stock to our full-time employees. Under the terms of the Plan, employees can elect to have a percentage of their earnings withheld to purchase our common stock.

EMPLOYEE BENEFIT PLANS

We have various employee investment plans whereby we contribute certain percentages of employee contributions. The aggregate expense under these plans totaled $6 million, $10 million and $10 million in 1999, 2000 and 2001, respectively.

We have provided supplemental retirement benefits to eligible senior executives in the form of fixed stock units that settle for shares of our common stock on a one-for-one basis. The compensation expense associated with the benefits is expensed over a four year vesting period. The aggregate expense under these plans totaled $6 million and $8 million in 2000 and 2001, respectively; no such benefits were provided in 1999.

A significant number of our employees are covered by union sponsored, collectively bargained multi-employer pension plans. We contributed and charged to expense $13 million, $14 million and $18 million in 1999, 2000 and 2001, respectively, for such plans. Information from the plans' administrators is not sufficient to permit us to determine our share, if any, of unfunded vested benefits.

In addition, a significant number of our employees are covered by a noncontributory retirement plan (Basic Plan). We also have plans covering qualifying employees and non-officer directors (Supplemental Plans). Benefits for all plans are based upon years of service and compensation, as defined. Since December 31, 1996, employees and non-officer directors have not accrued additional benefits under either the Basic or Supplemental Plans. Plan assets will be used to pay benefits due employees for service through this date. As of December 31, 2000 and 2001, these plans have assets of $261 million and $249 million, respectively, and a projected benefit obligation of $234 million and $248 million, respectively. Accrued pension cost totaled $16 million and $14 million at December 31, 2000 and 2001, respectively. Pension expense under the Basic and Supplemental Plans for the years ended December 31, 1999, 2000 and 2001 was not significant.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

As part of the integration of the Hilton and Promus employee benefit plans, we terminated our post-retirement life insurance programs effective December 31, 2000. As a result, we recorded an $8 million benefit in the fourth quarter of 2000. The annual cost of these benefits provided prior to termination of the programs was not significant. We do not provide post-retirement healthcare benefits to our employees.

LEASES

We lease hotel properties and land under operating leases. As of December 31, 2001, we leased nine hotels. Our hotel leases require the payment of rent equal to the greater of a minimum rent or percentage rent based on a percentage of revenue or income, and expire through December 2020, with varying renewal options. Our land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue or income. Total rent expense incurred under our leases was $23 million, $144 million and $57 million in 1999, 2000 and 2001, respectively, which included minimum rent payments of $13 million, $67 million and $36 million in 1999, 2000 and 2001, respectively. Minimum lease commitments under noncancelable operating leases total approximately $33 million in 2002, $32 million annually in 2003 and 2004, $28 million in 2005 and $25 million in 2006, with an aggregate commitment of $483 million through 2065.

SEGMENT INFORMATION

Our operations consist of three reportable segments which are based on similar products or services: Hotel Ownership, Managing and Franchising, and Timeshare. The Hotel Ownership segment derives revenue primarily from the rental of rooms as well as food and beverage operations at our owned, majority owned and leased hotel properties and equity earnings from unconsolidated affiliates (primarily hotel joint ventures). The Managing and Franchising segment provides services including hotel management and licensing of the Hilton family of brands to franchisees. This segment generates its revenue from management and franchise fees charged to hotel owners. The Timeshare segment consists of multi-unit timeshare resorts. This segment produces its results from the sale of timeshare intervals, financing consumer purchases of timeshare intervals and operating timeshare resorts. Segment results are presented net of consolidating eliminations for fee based services, which is the basis used by management to evaluate segment performance.

Segment results for the three years ended December 31 are as follows:

(in millions)	1999	2000	2001
Revenue			
Hotel Ownership	$1,886	2,930	2,388
Managing and Franchising	120	350	342
Timeshare	144	171	320
Total revenue	$2,150	3,451	3,050
Operating Income			
Hotel Ownership	$ 474	716	470
Managing and Franchising	113	302	290
Timeshare	22	30	86
Corporate and other unallocated expenses	(114)	(218)	(214)
Total operating income	$ 495	830	632

Segment assets as of December 31 are as follows:

(in millions)	2000	2001
Assets		
Hotel Ownership	$4,925	4,542
Managing and Franchising	680	668
Timeshare	315	333
Corporate and other	3,220	3,242
Total assets	$9,140	8,785

COMMITMENTS AND CONTINGENCIES

We have established franchise financing programs with third party lenders to support the growth of our Hilton Garden Inn, Homewood Suites by Hilton, Hampton and Embassy Suites hotels. As of December 31, 2001, we have provided guarantees of $48 million on loans outstanding under the programs. As part of an agreement made by a Promus subsidiary prior to our acquisition of Promus, we provide credit support for a loan facility utilized by Candlewood Hotel Company to provide construction and permanent financing to Candlewood and its franchisees. At December 31, 2001, we have guaranteed $18 million of such financing, which represents our maximum exposure under the credit support agreement. In addition, we have guaranteed $66 million of debt and other obligations of unconsolidated affiliates and third parties, bringing our total guarantees to $132 million. We also have commitments under letters of credit totaling $25 million as of December 31, 2001. We believe it is unlikely that significant payments will be required under these agreements.

In addition, we remain a guarantor on the 12 operating leases sold to WestCoast Hospitality Corporation as part of the Red Lion sale on December 31, 2001. However, we have entered into an indemnification and reimbursement agreement with WestCoast, which requires WestCoast to reimburse us for any costs and expenses incurred in connection with the guarantee. The minimum lease commitment under these 12 operating leases totals approximately $5 million annually through 2020.

Under limited circumstances, we may be obligated to provide additional guarantees or letters of credit totaling $61 million.

At December 31, 2001, we had contractual commitments for construction and renovation projects of approximately $49 million.

Various lawsuits are pending against us. In our opinion, resolution of these lawsuits is not expected to have a material effect on our financial position or results of operations.

Report of Independent Public Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF HILTON HOTELS CORPORATION:

We have audited the accompanying consolidated balance sheets of Hilton Hotels Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and cash flow for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Hotels Corporation and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flow for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Los Angeles, California
January 29, 2002

Supplementary Financial Information (Unaudited)

Quarterly Financial Data

(in millions, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2001					
Revenue	$833	844	711	662	3,050
EBITDA[1]	296	345	237	194	1,072
Operating income	188	238	127	79	632
Net income	55	86	21	4	166
Basic EPS	$ .15	.23	.06	.01	.45
Diluted EPS	$ .15	.23	.06	.01	.45
2000					
Revenue	$793	916	867	875	3,451
EBITDA[1]	280	361	317	313	1,271
Operating income	173	250	203	204	830
Net income	58	88	62	64	272
Basic EPS	$ .16	.24	.17	.17	.74
Diluted EPS	$ .16	.23	.17	.17	.73

As of December 31, 2001 there were approximately 19,000 stockholders of record.

[1] EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening expense and non-cash items. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, interest and dividend income from investments related to operating activities and non-cash items to operating income. EBITDA is presented supplementally because we believe it allows for a more complete analysis of results of operations. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States (such as operating income or net income), nor should it be considered as an indicator of our overall financial performance. Our method of calculating EBITDA may be different from the method used by other companies, and therefore comparability may be limited.

Supplementary Financial Information (Unaudited)

General Information

(in millions)	1999	2000	2001
	Year ended December 31,		
Reconciliation of operating income to EBITDA:			
Operating income	$495	830	632
Non-cash items	-	-	7
Pre-opening expense	2	4	3
Operating interest and dividend income	3	32	15
Depreciation and amortization[1]	195	405	415
EBITDA	$695	1,271	1,072

Year Ended December 31, 2001	Occupancy	Average Rate	RevPAR
Comparative Statistical Information[2]			
Hilton	67.5%	$131.13	$88.48
Change from prior year	(5.2) pts	(3.4)%	(10.3)%
Hilton Garden Inn	65.2%	$100.78	$65.72
Change from prior year	(1.4) pts	(.4)%	(2.5)%
Doubletree	66.6%	$105.09	$69.99
Change from prior year	(3.5) pts	(2.4)%	(7.3)%
Embassy Suites	68.3%	$126.43	$86.31
Change from prior year	(5.9) pts	.3%	(7.7)%
Homewood Suites by Hilton	70.9%	$ 98.99	$70.14
Change from prior year	(3.0) pts	1.2%	(3.0)%
Hampton	67.1%	$ 76.64	$51.46
Change from prior year	(.8) pts	2.4%	1.3%
Other	58.8%	$118.44	$69.63
Change from prior year	(5.9) pts	(3.9)%	(12.6)%

[1]Includes proportionate share of unconsolidated affiliates.

[2]Statistics are for comparable hotels, and include only those hotels in the system as of December 31, 2001 and owned, operated or franchised by us since January 1, 2000.

Five Year Summary

(dollars in millions, except per share amounts)	Year ended December 31, 1997	1998	1999	2000	2001
Operating Data					
Revenue	$1,475	1,769	2,150	3,451	3,050
Income					
Income from continuing operations	183	188	176	272	166
Discontinued gaming operations	67	109	-	-	-
Cumulative effect of accounting change	-	-	(2)	-	-
Net income	$ 250	297	174	272	166
Basic Earnings Per Share					
Income from continuing operations	$ .68	.71	.66	.74	.45
Discontinued gaming operations	.27	.44	-	-	-
Cumulative effect of accounting change	-	-	(.01)	-	-
Net income	$ .95	1.15	.65	.74	.45
Diluted Earnings Per Share					
Income from continuing operations	$ .68	.71	.66	.73	.45
Discontinued gaming operations	.26	.41	-	-	-
Cumulative effect of accounting change	-	-	(.01)	-	-
Net income	$ .94	1.12	.65	.73	.45
Cash Dividends Per Common Share	$ .32	.32	.08	.08	.08
Other Information					
Number of Properties at Year End					
Owned[1]	25	32	85	78	65
Joint venture	7	5	56	61	65
Leased	-	-	74	73	9
Managed	27	24	185	191	210
Timeshare	19	20	27	25	25
Franchised	180	188	1,352	1,492	1,612
Total	258	269	1,779	1,920	1,986
Available Rooms at Year End					
Owned[1]	18,377	23,341	36,367	35,234	33,536
Joint venture	5,422	2,421	16,171	18,148	19,604
Leased	-	-	12,681	12,602	2,836
Managed	15,779	14,690	51,979	51,122	53,776
Timeshare	1,134	1,359	2,924	2,815	2,911
Franchised	45,092	46,562	183,081	200,717	214,824
Total	85,804	88,373	303,203	320,638	327,487

[1] *Includes majority owned and controlled hotels.*

corporate executive officers

Stephen F. Bollenbach
President and Chief Executive Officer

Matthew J. Hart
Executive Vice President and Chief Financial Officer

Dieter Huckestein
Executive Vice President, Hilton Hotels Corporation, and President – Hotel Operations Owned and Managed

Thomas L. Keltner
Executive Vice President, Hilton Hotels Corporation, and President – Brand Performance and Franchise Development Group

Madeleine A. Kleiner
Executive Vice President, General Counsel and Corporate Secretary

corporate senior officers

Mariel C. Albrecht
Senior Vice President and Treasurer

Tim S. Glassett
Senior Vice President and Deputy General Counsel

Marc A. Grossman
Senior Vice President – Corporate Affairs

James T. Harvey
Senior Vice President and Chief Information Officer

Robert M. La Forgia
Senior Vice President and Controller

Molly McKenzie-Swarts
Senior Vice President – Human Resources and Administration

general information

Hilton Hotels Corporation
World Headquarters
9336 Civic Center Drive
Beverly Hills, CA 90210
310-278-4321

Transfer Agent and Registrar for Common Stock
The Bank of New York
Shareholder Relations
Department – 11E
Post Office Box 11258
Church Street Station
New York, NY 10286
Toll Free: 866-272-9485
E-mail: shareowner-svcs@bankofny.com
Website: www.stockbny.com

Independent Public Accountants
Arthur Andersen LLP

Form 10-K
Shareholders wishing to receive a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, exclusive of the exhibits thereto, may do so without charge by writing to:
Investor Relations
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, CA 90210

Annual Meeting of Shareholders
The annual meeting of shareholders is scheduled to be held at the Hilton Glendale, 100 West Glenoaks Boulevard, Glendale, California, on May 23, 2002 at 11:00 a.m.

Hotel Reservation Information
1-800-HILTONS

Visit our website at:
www.hiltonworldwide.com

Representing our nearly 74,000 dedicated team members in this annual report are: from the Hilton San Francisco, Greg Toney, assistant director, meeting services; Nora Johnson, training supervisor, front office; Owen Rundall, sales manager; Jim McCasland, chief concierge, Flora Lee, guest service manager, Myrtle Hamilton, guest service agent; John LaFortune, director of front office and Melinda Nubla, assistant director front office. From the Embassy Suites Hotel San Rafael (Marin County), David Zavala, breakfast supervisor.

board of directors

Stephen F. Bollenbach[1,4]
President and Chief Executive Officer

A. Steven Crown[2,3]
General Partner, Henry Crown & Company (Not Incorporated), Chicago, Illinois – Diversified investments and real estate ventures

Peter M. George[4]
Senior Vice President/Managing Director International Group, Park Place Entertainment Corporation, Las Vegas, Nevada – a hotel and gaming company

Barron Hilton[1]
Chairman of the Board

Dieter Huckestein[4]
Executive Vice President, Hilton Hotels Corporation, and President – Hotel Operations Owned and Managed

Robert L. Johnson[4]
Chairman and Chief Executive Officer, BET Holdings, Inc., Washington, D.C. – Diversified media holding company

Benjamin V. Lambert[1,3]
Chairman and Chief Executive Officer, Eastdil Realty Company, L.L.C., New York – Real estate investment bankers

David Michels
Group Chief Executive, Hilton Group plc, Herts, England – A hotel and gaming company

John H. Myers[2]
President and Chief Executive Officer, General Electric Asset Management Incorporated, Stamford, Connecticut – A subsidiary of General Electric Company

John L. Notter[2,3]
Chairman, Swiss American Investment Corp. – An investment firm, and Chairman and President, Westlake Properties, Inc., Westlake Village, California – A hotel and real estate development company

Judy L. Shelton[2,4,5]
Economist, specializing in international money, finance and trade issues, Marshall, Virginia, and Professor of International Finance at the DUXX Escuela de Graduados en Liderazgo Empresarial, in Monterrey, Mexico

Donna F. Tuttle[1,2]
President, Korn Tuttle Capital Group, Los Angeles, California – A financial consulting and investments firm

Peter V. Ueberroth[4]
Managing Director, Contrarian Group, Inc., Newport Beach, California – A business management company, and Co-Chairman, Pebble Beach Company, Pebble Beach, California – A golf management company

Sam D. Young, Jr.[2]
Chairman, Trans West Enterprises, Inc., El Paso, Texas – An investment company

[1]Executive Committee
[2]Audit Committee
[3]Compensation Committee
[4]Diversity Committee
[5]Nominating Committee

Hilton

DOUBLETREE®
HOTELS·SUITES·RESORTS·CLUBS

EMBASSY SUITES
HOTELS®

Hampton Inn

Hampton Inn & Suites

Hilton
Garden Inn®

Hilton
Grand Vacations Club®

HOMEWOOD
SUITES®
Hilton

CONRAD
HOTELS

HARRISON
CONFERENCE CENTERS®
Hilton